Exhibit 99.1

Banco de Chile
El banco de Chile

Banco de Chile and Subsidiaries

Interim Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation of the Chilean Commission for Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended June 30, 2020 and December 31, 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	December
	Notes	2020	2019
		MCh$	MCh$
ASSETS
Cash and due from banks	7	2,247,451	2,392,166
Transactions in the course of collection	7	501,348	584,672
Financial assets held-for-trading	8	3,979,617	1,872,355
Investment under resale agreements	9	47,878	142,329
Derivative instruments	10	3,983,317	2,786,215
Loans and advances to banks	11	1,940,990	1,139,433
Loans to customers, net	12	30,162,045	29,334,052
Financial assets available-for-sale	13	1,597,132	1,357,846
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	51,273	50,758
Intangible assets	15	59,464	58,307
Property and equipment	16	221,888	220,262
Leased assets	16	136,025	150,665
Current tax assets	17	28,520	357
Deferred tax assets	17	324,211	320,948
Other assets	18	861,478	862,968
TOTAL ASSETS		46,142,637	41,273,333

LIABILITIES
Current accounts and other demand deposits	19	13,128,551	11,326,133
Transactions in the course of payment	7	526,963	352,121
Obligations under repurchase agreements	9	238,508	308,734
Savings accounts and time deposits	20	9,687,722	10,856,618
Derivative instruments	10	4,111,728	2,818,121
Borrowings from financial institutions	21	4,313,057	1,563,277
Debt issued	22	9,152,506	8,813,414
Other financial obligations	23	100,078	156,229
Lease liabilities	16	132,130	146,013
Current tax liabilities	17	4	76,289
Deferred tax liabilities	17	14	—
Provisions	24	566,583	684,663
Other liabilities	25	605,883	643,498
TOTAL LIABILITIES		42,563,727	37,745,110

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,418,833	2,418,833
Reserves		703,206	703,272
Other comprehensive income		(85,257)	(56,601)
Retained earnings:
Retained earnings from previous years		412,641	170,171
Income for the period		248,585	593,008
Less:
Provision for minimum dividends		(119,099)	(300,461)
Subtotal		3,578,909	3,528,222
Non-controlling interests		1	1
TOTAL EQUITY		3,578,910	3,528,223
TOTAL LIABILITIES AND EQUITY		46,142,637	41,273,333

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the six-month ended June 30, 2020 and 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	June
	Notes	2020	2019
		MCh$	MCh$

Interest revenue	28	995,051	1,031,683
Interest expense	28	(321,156)	(364,583)
Net interest income		673,895	667,100

Income from fees and commissions	29	298,601	279,671
Expenses from fees and commissions	29	(56,622)	(64,027)
Net fees and commission income		241,979	215,644

Net financial operating income	30	19,793	43,431
Foreign exchange transactions, net	31	65,193	32,391
Other operating income	36	16,242	24,346
Total operating revenues		1,017,102	982,912

Provisions for loan losses	32	(264,968)	(157,115)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		752,134	825,797

Personnel expenses	33	(214,007)	(228,927)
Administrative expenses	34	(171,920)	(166,323)
Depreciation and amortization	35	(36,112)	(34,665)
Impairment	35	(867)	(822)
Other operating expenses	37	(18,920)	(21,786)

TOTAL OPERATING EXPENSES		(441,826)	(452,523)

NET OPERATING INCOME		310,308	373,274

Income attributable to associates	14	1,575	3,973
Income before income tax		311,883	377,247

Income tax	17	(63,298)	(83,584)

NET INCOME FOR THE PERIOD		248,585	293,663

Attributable to:
Bank’s Owners	27	248,585	293,663
Non-controlling interests		—	—

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	2.46	2.91
Diluted net income per share	27	2.46	2.91

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

For the six-month ended June 30, 2020 and 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	June
		2020	2019
	Notes	MCh$	MCh$

NET INCOME FOR THE PERIOD		248,585	293,663

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	5,862	17,677
Net gains (losses) on derivatives held as cash flow hedges	10	(45,119)	(25,344)
Subtotal Other comprehensive income before income taxes		(39,257)	(7,667)

Income tax relating to the components of other comprehensive income that are reclassified in income for the period		10,601	2,065

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(28,656)	(5,602)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans	24	(91)	(186)

Subtotal other comprehensive income before income taxes		(91)	(186)

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the period	17	25	50

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(66)	(136)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		219,863	287,925

Attributable to:
Bank’s Owners		219,863	287,925
Non-controlling interests		—	—

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month ended June 30, 2020 and 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for-sale	Derivatives cash flow hedge	Income Tax	Retained earnings from previous period	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non-controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2018		2,418,833	31,961	585,636	(9,936)	(43,494)	14,208	17,481	594,872	(305,409)	3,304,152	1	3,304,153
Retention of profits		—	—	—	—	—	—	152,705	(152,705)	—	—	—	—
Retention (release) of profits according to bylaws		—	—	85,856	—	—	—	—	(85,856)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(356,311)	305,409	(50,902)	—	(50,902)
Defined benefit plans adjustment, net		—	(136)	—	—	—	—	—	—	—	(136)	—	(136)
Other comprehensive income:
Derivatives cash flow hedge	27	—	—	—	—	(25,344)	6,843	—	—	—	(18,501)	—	(18,501)
Valuation adjustment on available-for-sale instruments	27	—	—	—	17,677	—	(4,778)	—	—	—	12,899	—	12,899
Equity effect change in accounting policy		—	—	—	—	—	—	(15)	—	—	(15)	—	(15)
Income for the period 2019	27	—	—	—	—	—	—	—	293,663	—	293,663	—	293,663
Provision for minimum dividends		—	—	—	—	—	—	—	—	(148,510)	(148,510)	—	(148,510)
Balances as of June 30, 2019		2,418,833	31,825	671,492	7,741	(68,838)	16,273	170,171	293,663	(148,510)	3,392,650	1	3,392,651
Other comprehensive income:
Defined benefit plans adjustment, net		—	(45)	—	—	—	—	—	—	—	(45)	—	(45)
Derivatives cash flow hedge		—	—	—	—	(12,202)	3,295	—	—	—	(8,907)	—	(8,907)
Valuation adjustment on available-for-sale instruments		—	—	—	(3,914)	—	1,044	—	—	—	(2,870)	—	(2,870)
Income for the period 2019		—	—	—	—	—	—	—	299,345	—	299,345	—	299,345
Provision for minimum dividends		—	—	—	—	—	—	—	—	(151,951)	(151,951)	—	(151,951)
Balances as of December 31, 2019		2,418,833	31,780	671,492	3,827	(81,040)	20,612	170,171	593,008	(300,461)	3,528,222	1	3,528,223
Retention of profits	27	—	—	—	—	—	—	242,470	(242,470)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(350,538)	300,461	(50,077)	—	(50,077)
Other comprehensive income:
Defined benefit plans adjustment, net		—	(66)	—	—	—	—	—	—	—	(66)	—	(66)
Derivatives cash flow hedge, net	27	—	—	—	—	(45,119)	12,182	—	—	—	(32,937)	—	(32,937)
Valuation adjustment on available-for-sale instruments	27	—	—	—	5,862	—	(1,581)	—	—	—	4,281	—	4,281
Income for the period 2020	27	—	—	—	—	—	—	—	248,585	—	248,585	—	248,585
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(119,099)	(119,099)	—	(119,099)
Balances as of June 30, 2020		2,418,833	31,714	671,492	9,689	(126,159)	31,213	412,641	248,585	(119,099)	3,578,909	1	3,578,910

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month ended June 30, 2020 and 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	June
		2020	2019
	Notes	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period		248,585	293,663
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	35	36,112	34,665
Impairment	35	867	822
Provision for loans and accounts receivable from customers and owed by banks	32	200,387	178,820
Provision of contingent loans	32	11,509	2,670
Additional provisions	32	70,000	—
Fair value adjustment of financial assets held-for-trading		(2,129)	(2,305)
Changes in assets and liabilities by deferred taxes	17	(4,805)	(46,728)
(Gain) loss attributable to investments in companies with significant influence, net	14	(1,253)	(3,655)
(Gain) loss from sales of assets received in lieu of payment,net	36	(3,597)	(6,358)
(Gain) loss on sales of property and equipment, net	36	(19)	(43)
Charge-offs of assets received in lieu of payment	37	1,898	3,769
Other charges (credits) to income that do not represent cash flows		15,983	6,613
Net changes in exchange rate, interest and fees accrued on assets and liabilities		43,444	(4,210)

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(802,279)	302,522
(Increase) decrease in loans to customers		(996,736)	(1,034,377)
(Increase) decrease in financial assets held-for-trading, net		239,107	90,824
(Increase) decrease in other assets and liabilities		(111,634)	375,546
Increase (decrease) in current account and other demand deposits		1,805,194	15,215
Increase (decrease) in transactions from reverse repurchase agreements		(72,178)	(30,948)
Increase (decrease) in savings accounts and time deposits		(1,123,821)	130,378
Sale of assets received in lieu of payment or adjudicated		9,879	16,407
Total cash flows from operating activities		(435,486)	323,290

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(238,226)	(187,415)
Payments for lease agreements	16	(13,852)	(14,332)
Net changes in leased assets		(559)	(212)
Purchases of property and equipment	16	(16,547)	(18,621)
Sales of property and equipment		19	43
Acquisition of intangible assets	15	(8,938)	(8,469)
Acquisition of investments in companies	14	—	—
Dividends received from investments in companies	14	1,073	871
Total cash flows from investing activities		(277,030)	(228,135)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of letters of credit		(1,210)	(1,714)
Issuance of bonds	22	814,881	867,072
Redemption of bonds		(716,547)	(514,893)
Dividends paid	27	(350,538)	(356,311)
Increase (decrease) in borrowings from foreign financial institutions		(357,880)	78,486
Increase (decrease) in other financial obligations		(44,793)	54,417
Increase (decrease) in other obligations with Central Bank of Chile		3,110,600	—
Payment of other long-term borrowings		(11,236)	(908)
Total cash flows from financing activities		2,443,277	126,149

TOTAL NET POSITIVE CASH FLOWS FOR THE PERIOD		1,730,761	221,304

Effect of exchange rate changes		114,463	3,817

Cash and cash equivalents at beginning of period		3,931,371	2,256,375

Cash and cash equivalents at end of period	7	5,776,595	2,481,496

	June	June
	2020	2019
Operational Cash flow interest:	MCh$	MCh$

Interest received	961,898	978,878
Interest paid	(130,096)	(312,171)

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”), in accordance with the established in the Law 21,130 dated January 12, 2019, which ordered the integration of the Superintendency of Banks and Financial Institutions (“SBIF”) with the Commission for the Financial Market as of June 1, 2019. Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory services and securitization.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Consolidated Financial Statements of Banco de Chile, for the period ended June 30, 2020 were approved by the Directors on July 29, 2020.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information:

(a)	Legal regulations:

The Law 21,000 that creates the CMF, in its article 5, empowers it to issue accounting standards of general application for entities it supervises. The Corporations Law, in turn, requires following the generally accepted accounting principles.

Based on the aforementioned laws, banks should use the criteria provided by the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles standards issued by the Chilean Association of Accountants (Colegio de Contadores de Chile A.G.), that coincide with the International Financial Reporting Standards (“IFRS”) agreed upon by the International Accounting Standards Board (“IASB”). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the CMF, the latter shall prevail.

(b)	Basis of preparation:

(b.1)	These Interim Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the CMF.

(b.2)	The following table details the entities in which the Bank has control and are part of this consolidated financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	June	December	June	December	June	December
RUT	Subsidiaries	Country	Currency	2020	2019	2020	2019	2020	2019
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information, continued:

(c)	Use of estimates and judgments:

Preparing the Interim Consolidated Financial Statements requires the Bank’s Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. These estimates refer to:

1.	Provision for loan losses (Notes 11, 12 and 32);

2.	Useful life of intangible, property and equipment and leased assets and lease liabilities (Notes 15 and 16);

3.	Income taxes and deferred taxes (Note 17);

4.	Provisions (Note 24);

5.	Contingencies and Commitments (Note 26);

6.	Fair value of financial assets and liabilities (Note 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

As of June 30, there have been no significant changes in the estimates made.

(d)	Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Given the activities to which the Bank and its subsidiaries are engaged, the transactions of the Bank do not have a cyclical or seasonal nature. For this reason, specific breakdowns in these notes to the Interim Consolidated Financial Statements for the six-month period ended June 30, 2020 are not included.

(e)	Relative Importance:

In determining the information to be disclosed on the different items of the financial statements or other matters, the relative importance in relation to the Financial Statements of the period has been taken into account.

(f)	Leases:

The Bank acts as a lessor

Assets that are leased to clients under contracts that substantially transfer all risks and property recognition, with or without legal title, are classified as a financial lease. When the retained assets are subject to a financial leasing, the leased assets are no longer recognized and are recorded an account receivable, which is equal to the minimum value of the lease payment, discounted at the interest rate of the lease. The initial negotiation expenses in a financial lease are incorporated into the account receivable through the discount rate applied to the lease. Lease income is recognized on lease terms based on a model that consistently reflects a periodic rate of return on the net investment of the lease.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information, continued:

(f)	Leases, continued:

Assets that are leased to customers under contracts that do not transfer substantially all the risks and benefits of the property are classified as an operating lease.

The leased investment properties, under the operating lease modality, are included in “Other assets” in the statement of financial position and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease period.

The Bank acts as a lessee

A contract is or contains a lease if it has the right to control the use of an identified asset for a period of time in exchange for a consideration.

At the start date of a lease, an asset is determined by right of use of the leased asset at cost, which comprises the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest.

The right-of-use asset is measured using the cost model less accumulated depreciation and accumulated impairment losses. The depreciation of the right-of-use asset is recognized in the Income Statement based on the straight-line method of depreciation from the start date and until the end of the term of the lease.

As established by the Circular No. 3,649 of the CMF, the monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the value effect of this monetary unit as a result of the change in the Consumer Price Index (CPI) modifies the value of the lease liability and in parallel, the amount of the asset for the right to use leased assets must be adjusted for this effect.

After the start date, the lease liability is measured by reducing the carrying amount to reflect the lease payments made and the lease contract modifications.

According to IFRS 16 “Leases”, the bank does not apply this standard to contracts with duration of 12 months or less and those that contain a low value underlying asset. In these cases, the payments are recognized as a lease expense.

(g)	Reclassifications:

There have not been significant reclassifications at the end of this period 2020.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements:

3.1 Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Chilean Commission for the Financial Market (CMF):

3.1.1 Standards and interpretations that have been adopted in these Interim Consolidated Financial Statements.

As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements issued by both the International Accounting Standards Board and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of materiality or relative importance.

The IASB issued changes to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of materiality and align these standards with the Revised Conceptual Framework issued in March 2018, to facilitate companies to make materiality judgments.

Under the old definition omissions or misrepresentations of elements are important if they could, individually or collectively, influence the economic decisions that users make on the basis of financial statements (IAS 1 Presentation of Financial Statements).

The new definition states that information is material if the omission, distortion or concealment of the information can reasonably be expected to influence decisions that primary users of financial statements of general purpose make on the basis of those financial statements, which provide financial information about a specific reporting entity.

This amendment had no impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement. Interest rate benchmark reform.

In September 2019, the IASB issued amendments to IFRS 9, IFRS 7 and IAS 39, as a result of the IBOR (Interbank Offered Rate) reform, which results in the replacement of existing reference interest rates, by alternative interest rates.

The amendments provide temporary application exceptions that allow hedge accounting to continue during the uncertainty period, prior to the replacement of existing reference interest rates.

This amendment had no impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Amendment to IFRS 16 Leases, for facilities granted to lessees related to Covid-19

During May 2020, the IASB issued the amendment to IFRS 16 Leases, to make it easier for lessees to account for changes in leases, due to the pandemic declared by COVID-19.

The amendment adds a practical simplification that deviates from the requirements in IFRS 16, and is provided only to give lessees practical relief during COVID-19. Therefore, it is not mandatory and empowers the lessee to choose whether or not to use practical simplification.

A lessee making this election must recognize in the accounting the changes resulting from the reductions in the rental payment, directly related to the Covid-19, consistent with the treatment that currently exists in the standard, to reflect a modification that does not mean a change in the lease contract.

Lessees are required to retrospectively apply the amendment, recognizing any differences that arise from initial application in the opening balance of retained earnings at the beginning of the annual reporting period from which the lessee first applies the amendment.

The amendment is applicable to the annual fiscal years beginning on or after June 1, 2020.

The implementation of this amendment had no impact for Banco de Chile and its subsidiaries.

Accounting Standards issued by the CMF.

Circular No. 2,247. Foreclosed assets or received in lieu of payment. The sale period is extended.

On March 25, 2020, the CMF published this circular, which incorporated modifications to Chapter 10-1 “Assets received or awarded in payment of obligations” of the RAN. This circular is part of the work being done by the CMF in face of the worldwide outbreak of COVID19 virus.

The transitory standard establishes an additional term of up to 18 months to dispose of the assets, in the case of assets that have been received or awarded lieu of payment from March 1, 2019 to September 30, 2020.

The standard also authorizes banks to make use of this additional period, so that the charge-offs that they must currently carry out at 12 months is carried out in installments, at least a proportion of the value of the property must be charge-off, equivalent to the relationship between the number of months elapsed from the date of receipt and the number of months between that date and that the bank sets for its disposal under the additional term granted.

The Bank used the additional term for those assets that meet the requirements required for the application of this standard, not generating a material impact on the results of the period.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,248. Equity for legal and regulatory purposes. Treatment of guarantees in favor of third parties in bilateral compensation agreements.

Regarding the minimum ratios that effective equity must meet with respect to its risk-weighted assets defined in Chapter 12-1 of the Actualized Standards Compilation (“RAN”), dated March 30, 2020, the CMF issued instructions for the treatment of Guarantees constituted in favor of third parties for bilateral compensation contracts, allowing banks may deduct from them, the net fair value of negative offset positions, to determine the asset subject to risk weighting, to the extent that certain conditions relating to the legal basis that protects them and the controls that they maintain over them are met.

These instructions are consistent with the rules of the Basel III Framework, regarding the determination of the net exposures of assets and liabilities covered by legally recognized compensation contracts in the jurisdictions to which the parties are entitled.

The new rules were implemented at the end of March 2020, without generating a significant impact on the indicators of capital adequacy.

Circular No. 2,250. Equity for legal and regulatory purposes. It allows adding to the additional provisions a proportion of the State guarantees.

In response to the situation faced by financial markets and audited entities as a result of the health crisis caused by the Covid-19 pandemic, on April 20 the CMF published Circular 2,250, through which Banks may add to the additional provisions, within the limit of 1.25%, an amount of up to 15% of the guarantees that cover the risk-weighted assets, the guarantees that correspond to endorsements or refinancing granted by the Chilean Treasury, CORFO and FOGAPE.

The new rules were implemented at the end of April 2020, without generating a significant impact on the indicators of capital adequacy.

Circular No. 2,252. Aspects related to the Guarantee Lines COVID-19 of the Guarantee Fund for Small and Medium Entrepreneurs (“FOGAPE”), regarding provisions and other matters.

On April 30, 2020, the CMF published this circular that regulates aspects related to the FOGAPE Guarantee Lines COVID-19, addressing the following matters:

1)	Exceptional measures for the treatment of loan provisions in installments of the commercial portfolio;

2)	The classification of the debtors and the calculation of the default;

3)	The establishment of procedures to control the eligibility conditions of the debtors;

4)	The destination of the financing and;

5)	Sending periodic information to the CMF incorporating news regulatory files.

These modifications are valid until October 31, 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,254. Reserve in foreign currency, transitory disposition.

On May 8, 2020, the CMF published circular 2,254 which, in line with the provisions of the Central Bank of Chile (BCCh), which temporarily modified the rules on reserve requirements in foreign currency contained in Chapter 3.1 of the Compendium of Monetary Standards and Financial, the CMF adds a transitory disposition to Chapter 4-1 of the RAN on Reserve in foreign currency.

This transitory norm that will be applicable between the reserve periods that start from March 9, 2020 and that ends on September 8, 2020, indicates that the reserve requirement in foreign currency may also be constituted in euros or Japanese yen, valued by its equivalent in dollars.

Likewise, during said period the surpluses of reserve requirements in national currency may be used to cover reserve deficits in any foreign currency, converted by their equivalent in dollars.

In accordance with the provisions of the Central Bank, the remaining amount that arises when the amount of the obligations related to the technical reserve to be deducted is greater than the demand obligations in national currency affected by reserve requirements may be reduced from the term obligations.

Banco de Chile implemented this facility from the reserve period from May 9 to June 8, 2020.

Circular No. 2,257. It allows the recognition of the mortgage guarantee surplus for the housing in the standard provisions model as a risk mitigator of the groupal commercial portfolio.

On May 22, 2020, the CMF published circular 2,257 which introduces modifications to Chapter B-1 “Provisions for credit risk” of the Compendium of Accounting Standards for Banks.

Due to the effects that the health crisis caused by the Covid-19 pandemic will have on banking activity and credit risk, the modification allowed the recognition of the mortgage guarantee surplus associated with mortgage loans in the standard model as a mitigator in the standard provisioning model for the groupal commercial portfolio. This is a temporary relaxation, once the new Basel III capital framework has been implemented, the standard provisions models will be reviewed to make them consistent with those used to calculate credit risk-weighted assets.

The application of this modification did not generate a material impact on the results of the period.

Other standards adopted.

Law 21,167

On January 1, 2020, Law 21,167 entered into force, which regulates the forms of payment of the lines of credit associated with bank current accounts. This law established the automatic payment of the overdraft line associated with the current account, which operates by default, unless the client instructs his bank to operate a different payment method that is more comfortable for them.

The implementation of this new law generates a decrease in interest earned and loan volumes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Law 21,210

On February 24, 2020, Law 21,210 was published in the Official Journal, which modernizes the tax legislation, incorporating modifications to different legal texts, mainly the Tax Code, the Law on Income Tax and the Law on Sales and Services Tax (VAT).

In relation to the tax regime of income tax, the regime with partial credit imputation is maintained.

In terms of expenses necessary to produce the income of companies, a new definition is established, linking it to the interest, development or maintenance of the business, of the sole tax established in article 21 of the Income Law.

In relation to the VAT Law, one of the relevant changes corresponded to the incorporation of certain services related to entertainment, intermediation, software and other items that are carried out through digital platforms.

Another relevant modification refers to the land tax surcharge incorporated in Law 17,235, which taxes all the real estate that is registered in the taxpayer’s name, incorporating the real estate delivered in leasing with purchase option (Leasing).

The implementation of these legal changes will not have a significant impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

Other instructions issued by the CMF – Management Letter

In the context of the circumstances facing the country due to the Covid-19 pandemic and the consequent state of catastrophe decreed and in order to facilitate the implementation by the banks of payment flexibilities for its debtors, the CMF on April 2, 2020 temporarily authorized, under certain conditions, exceptional measures to the treatment of the provisions of the credit operations for the credit portfolios evaluated as a group (mortgage, commercial and consumer) that have been renegotiated.

The validity of the exceptional period for the treatment of provisions for group portfolios begins on March 18, 2020 and ends on July 31, 2020, both dates inclusive. As a necessary condition to be able to use the relaxations in provisions, the banks must fully evaluate the financial and credit condition of the debtors who will be eligible for the granting of the relaxations conditions. In no case may the treatment include debtors in default in accordance with the provisions regulations. Additionally, the debtors eligible for the special treatment of provisions indicated will be those that are up to date or have a default of no more than 30 days in the month in which the rescheduling is performed, during the period of validity.

Exceptional treatment allows the entity to maintain the associated provisions in the standard matrix of provisions that corresponds at the time of reprogramming. On the other hand, in the case of consumer portfolios, the parameters of Expected Credit Loss (PI and PDI) may be maintained, according to the specific provisions models used by each institution.

These instructions were implemented during April 2020.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Law 21,234

On May 29, 2020, Law No. 21,234 was published in the Official Journal, effective as of the same date, which modifies and replaces Law No. 20,009, limiting the liability of payment card holders or users and electronic transactions in the event of loss, theft, robbery or fraud.

This new law applies to users or holders of “Payment Methods” defined as all payment cards (debit, credit and pre-payment cards), whether or not they are issued by entities subject to the supervision of the CMF and electronic transactions, giving it a fairly broad definition, which includes any operations carried out by electronic means that cause charges, credits or money orders in different types of account.

Users or holders of Payment Methods are obliged to send a notice to the respective issuer, as soon as they become aware of a loss, theft, robbery or fraud that affects their payment methods. Immediately after receiving this notice, the issuer must proceed to block it.

In the case of operations subsequent to the notice, the user or owner will be exempt from liability, and the respective issuer must answer for them.

For operations prior to the notice, the user or owner will have a period of 30 business days following the notice, to claim them, being able to refer to operations carried out up to 120 calendar days prior to the date of the notice.

The burden of proof for operations that the user does not know to have authorized will always fall on the issuer, who is also prevented from offering users the purchase of insurance whose coverage corresponds to risks or claims that the issuer must assume in accordance with this law.

The implementation of this new law does not have significant impacts on the Consolidated Financial Statements.

3.1.2 New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by IASB that are not yet effective as of June 30, 2020, are detailed below:

Accounting standards issued by IASB.

IAS 28 — Investments in Associates and Joint Venture, and IFRS 10 — Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses should be recognized against loss of control of a business. Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Interim Consolidated Financial Statements as a result of the application of this amendment.

Limited Scope Amendments and Annual Improvements 2018-2020.

In May 2020, the IASB published a package of amendments of limited scope, as well as the 2018-2020 Annual Improvements, whose changes clarify the wording or correct minor consequences, omissions or conflicts between the requirements of the Standards.

Among other modifications, it contains amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets which specify the costs that an entity should include when evaluating whether a contract will cause losses.

These amendments will be effective as of January 1, 2022 and it is estimated that Banco de Chile and its subsidiaries will not have significant impacts on the Interim Consolidated Financial Statements as a result of the application of these amendments.

Accounting standards issued by the CMF.

Circular No. 2,243. Amends Compendium of Accounting Standards for Banks.

On December 20, 2019, the CMF published Circular No. 2,243, which updates the instructions of the Accounting Standards Compendium (CNC) for Banks.

The changes tend to further convergence with IFRS, as well as an improvement in the quality of financial information, to contribute to the financial stability and transparency of the banking system.

The main changes introduced to the CNC correspond to:

1)	Incorporation of IFRS 9 with the exception of the Chapter 5.5 on impairment of loans classified as “financial assets at amortized cost”. This exception is mainly due to prudential criteria set by the CMF. These criteria have given rise, over time, to the establishment of standard models that the banking institutions must apply to determine the impairment of the loan portfolio (Chapter B-1 of the CNC, for provisions).

2)	Changes in the presentation formats of the Statement of Financial Position and Income Statement, when adopting IFRS 9 in replacement of IAS 39.

3)	Incorporation of new presentation formats for the Statement of Other Comprehensive Income and the Statement of Changes in Equity and guidelines on financing and investment activities for the Statement of Cash Flows.

4)	Incorporation of a financial report “Management Comments” (according to the IASB Practice Document No. 1), which will complement the information provided by the interim and annual financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

5)	Modifications of some notes of the financial statements, among which are: Financial assets at amortized cost and Risk management, in order to better comply with the disclosure criteria contained in the IFRS 7. In addition, disclosures about related parties are aligned according to IAS 24.

6)	Changes in the accounting plan of Chapter C-3 of the CNC, both in the accounts coding as well as in their description. The foregoing corresponds to the detailed information of the formats for the Statement of Financial Position, the Income Statement and the Statement of Other Comprehensive Income.

7)	Modification of the criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis, for any credit with a default equal to or greater than 90 days (Chapter B-2 of the CNC). Currently, the suspension of the recognition of interests and UF indexation occurs after 180 days.

8)	Adaptation of the limitations and precisions to the use of IFRS contained in Chapter A-2 of the CNC.

In accordance with that established under the Circular No. 2,249 dated April 20, 2020, the new standard will be applicable from January 1, 2022, with a transition date of January 1, 2021, for purposes of the comparative Financial Statements that must be published from March 2022.

Nevertheless, the change in criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis as provided in Chapter B-2, shall be adopted no later than January 1, 2022.

The Bank and its subsidiaries have structured an implementation project and have established various Committees to ensure its implementation. All this in order to comply with the new standards required for the preparation and presentation of the Financial Statements. The effects of applying the rule of suspension of interest and UF indexation at 90 days will not have a significant impact.

CMF informs the flexibility of the Basel III implementation deadlines.

On March 30, 2020, the Council of the Commission for the Financial Market resolved to postpone by one year the start of the implementation of the requirements regarding Risk Weighted Assets, which will take effect from 2022. Additionally, it was agreed to postpone by one year, the additional capital charges for systemically important banks, the requirements associated with the conservation buffer and discounts to effective equity.

Other laws enacted

On June 3, 2020, Law 21,236 regulating Financial Portability was published, which aims to facilitate people, micro and small businesses to change from one financial service provider to another, or from a financial product or service valid to another new contracted with the same provider, for deeming it convenient.

This new law will enter into force on September 8, 2020. To date, it is not possible to determine the impact that the implementation of this law will have.

4.	Changes in Accounting Policies and Disclosures:

During the period ended June 30, 2020, there have been no accounting changes other than those indicated in Note No. 3 related to transitional measures for the treatment of provisions of credit operations that have been reprogrammed.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events:

a)	On January 20, 2020, the subsidiary Banchile Administradora General de Fondos S.A. informed that during the Ordinary Session held that day, the Board of Directors appointed Mr. José Luis Vizcarra Villalobos as director, replacing Mr. Joaquín Contardo Silva, who presented resignation to the director position.

b)	On January 30, 2020, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 26, 2020 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2019:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2018 and November 2019, amounting to Ch$92,239,840,420, which will be added to retained earnings from previous periods.

ii.	From the resulting balance, distribute in the form of a dividend 70% of the remaining liquid profit, corresponding to a dividend of Ch$3.47008338564 to each of the 101,017,081,114 shares of the Bank, retaining the remaining 30%.

Consequently, the distribution as a dividend that will be proposed will amount to 59.1% of the profits for the year ended December 31, 2019.

c)	On February 21, 2020, in accordance with the disposed in the articles 19 and the following of Law No. 19,913, the Financial Analysis Unit imposed a written admonishment and a fine amounting to UF 800 to Banco de Chile, for not having promptly reported suspicious transactions in accordance with the disposed under numeral 1 of Chapter I of the UAF Circular No. 49 of 2012.

d)	On March 12, 2020, in the Ordinary session celebrated that day, the Board of Directors of Banco de Chile agreed to establish a provision for minimum dividends of the net distributable profit that results from reducing or adding to the net income of the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. It was also agreed to maintain the monthly provision at 60% of the income balance thus calculated.

e)	On March 26, 2020, at the Bank’s Ordinary Shareholders’ Meeting, our shareholders approved the distribution of the dividend No. 208 of $3.47008338564 per share, to be charged to the income obtained during the fiscal year 2019.

Additionally, the shareholders proceeded to the complete renewal of the Board of Directors, due to the end of the legal and statutory three-year term with respect to the Board of Directors that has ceased in its functions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

After the corresponding voting at the aforesaid meeting, the following persons were appointed as the Bank’s Directors for a new three-year term:

Directors:	Hernán Büchi Buc
Andrés Ergas Heymann
	Alfredo Cutiel Ergas Segal	(Independent)
	Jaime Estévez Valencia	(Independent)
Julio Santiago Figueroa
Pablo Granito Lavín
Álvaro Jaramillo Escallon
Samuel Libnic
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Francisco Pérez Mackenna

First Alternate Director:	Paul Fürst Gwinner	(Independent)
Second Alternate Director:	Sandra Marta Guazzotti

Moreover, on March 26, 2020, in its Ordinary Session, the Board of Directors of the Bank agreed to the following officer nominations and appointments:

Chairman:	Pablo Granifo Lavín
Vice Chairman:	Andrónico Luksic Craig
Vice Chairman:	Julio Santiago Figueroa

f)	On April 20, 2020, the subsidiary Banchile Administradora General de Fondos S.A. reported that in Ordinary Session held that day, the Board was given notice of and accepted the resignation presented by Mr. Francisco Javier Brancoli Bravo to his position as Director of the company. On the occasion of the aforementioned resignation, the Board of Directors agreed to appoint Mr. Paul Javier Fürst Gwinner as the new Director.

g)	On June 19, 2020, the subsidiary Banchile Corredores de Bolsa S.A. reported that in an Ordinary Session held that day, the Board of Directors appointed Mr. Jorge Antonio Carrasco De Groote as Director, replacing Mr. Fuad Jorge Muvdi Arenas, who presented his resignation from the position of director.

h)	During March 2020, the World Health Organization (“WHO”) described the outbreak of the new strain of coronavirus (“COVID-19”) as a pandemic. The global spread of this disease has forced the authorities to take drastic sanitary and financial measures to contain and mitigate its effects on global health and economic activity.

On this basis, on March 18, 2020 the Government decreed a Constitutional State of Exception defined as State of Catastrophe due to “State of Public Calamity” for the entire national territory, as well as has adopted various sanitary measures such as isolation or quarantine of general populations, localities and people determined; sanitary cords; sanitary customs and other protection measures.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

Additionally, the Government and the Central Bank of Chile have implemented a set of fiscal and financial measures aimed to mitigate COVID-19’s impact on the economy, and to ensure the proper functioning of the financial system. Among the measures implemented by the Central Bank to deliver liquidity to the economy and support the flow of credit, are the establishment of the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials), as a special financial line for banking companies complemented by the activation of a “Liquidity Credit Line” (LCL) for which a limit equivalent to the Average Reserve Requirement in national currency of each entity is defined. The FCIC is available to banking companies that have commercial and consumer loans, subject to the granting by them of sufficient collateral guarantees in favor of the Central Bank. The limit for the FCIC line is up to 15% of the base portfolio (sum of commercial and consumer loans), which was expanded with the establishment of a second program announced during the month of June called FCIC2 with similar financial conditions to the first, aimed at deepening and extending commercial credit to respond to the prolongation of the health emergency caused by Covid-19. As of June 30, the Bank has made use of these financing facilities for an amount of Ch$3,110,703 million

The CMF, for its part, adopted measures tending to temporary flexibility for the treatment of provisions for credit risk of group portfolios for the period between March 18, 2020 and July 31, 2020. This exceptional treatment will allow reprogramming that meets the eligibility requirements to maintain the associated allowances in the standard matrix (mortgage and commercial) that corresponds at the time of reprogramming. In the case of consumer portfolios, the parameters of Expected Credit Loss may be maintained, in accordance with the allowance internal models used. As of June 30, operations have been reprogrammed for an approximate amount of Ch$493,604 million.

During April 2020, the Guarantee Fund for Small Entrepreneurs (FOGAPE), announced the increase of its capital by up to US$3,000 million, in order to guarantee financing of up to US$25,000 million. The objective of this initiative has been to facilitate access to working capital loans for individuals and legal entities with annual sales of less than UF 1,000,000 affected by the COVID-19 pandemic. The guarantee coverage of these loans - differentiated according to sales tranche - is between 60% and 85% of financing, after applying a deductible that may not exceed 5% of the guaranteed amount. From the beginning of the program and until June 30, 2020, the Bank has carried out 22,363 operations for an aggregate amount of Ch$1,131,067 million.

Within this context, our Bank has carried out several measures, along with executing contingency plans, in order to: (i) safeguard the health of clients and employees, including the temporary suspension of operation of some branches, (ii) ensure the operational continuity of our services and mitigate potential operational risks, and (iii) strengthen our service remote channels and the implementation of remote working for a large group of our employees.

While the potential impact of the pandemic on our operating results remains is difficult to quantify, it is possible to anticipate that factors such as: (i) economic contraction, (ii) low interest rates for a long period of time, (iii) deflationary pressures owed to lowered domestic demand, (iv) increased unemployment, (v) total or partial quarantines affecting commercial activities, and (vi) mobility restrictions that will have an adverse effect on our operating revenues, loan loss provisions and operating expenses. Although these effects will be significant, it is not possible to determine their magnitude since they will depend on the duration and depth of the pandemic.

As a result of the prospective analysis of the effects of the spread of Covid-19, both domestically and internationally, as well as the effects of mitigation measures adopted by local and global authorities, during the second quarter of 2020 the Bank established Ch$70,000 million of additional, in accordance with current policy on the matter.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

Entity

-	Banchile Administradora General de Fondos S.A.
-	Banchile Asesoría Financiera S.A.
-	Banchile Corredores de Seguros Ltda.
-	Banchile Corredores de Bolsa S.A.
-	Banchile Securitizadora S.A.
-	Socofin S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended June 30, 2020 and 2019, there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended June 30, 2020 and 2019 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	492,090	502,379	190,184	179,357	(7,576)	(12,890)	(1,871)	(3,770)	672,827	665,076	1,068	2,024	673,895	667,100
Net commissions income (loss)	150,822	122,296	27,194	24,809	(1,127)	(1,445)	72,794	74,785	249,683	220,445	(7,704)	(4,801)	241,979	215,644
Financial and exchange operations results	7,054	1,751	30,077	19,734	31,076	29,809	17,778	26,370	85,985	77,664	(999)	(1,842)	84,986	75,822
Other operating income	9,652	16,248	7,247	8,409	—	—	1,459	1,204	18,358	25,861	(2,116)	(1,515)	16,242	24,346
Total operating revenue	659,618	642,674	254,702	232,309	22,373	15,474	90,160	98,589	1,026,853	989,046	(9,751)	(6,134)	1,017,102	982,912
Provision for loan losses	(175,359)	(150,200)	(89,584)	(6,873)	—	—	(25)	(42)	(264,968)	(157,115)	—	—	(264,968)	(157,115)
Depreciation and amortization	(29,383)	(28,186)	(3,561)	(3,367)	(136)	(153)	(3,032)	(2,959)	(36,112)	(34,665)	—	—	(36,112)	(34,665)
Other operating expenses	(281,244)	(289,278)	(75,209)	(75,292)	(7,595)	(7,528)	(51,417)	(51,894)	(415,465)	(423,992)	9,751	6,134	(405,714)	(417,858)
Income attributable to associates	893	3,143	310	438	34	41	338	351	1,575	3,973	—	—	1,575	3,973
Income before income taxes	74,525	178,153	86,658	147,215	14,676	7,834	36,024	44,045	311,883	377,247	—	—	311,883	377,247
Income taxes													(63,298)	(83,584)
Income after income taxes													248,585	293,663

The following table presents assets and liabilities of the periods ended June 30, 2020 and December 31, 2019 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	18,567,487	18,139,505	11,148,945	10,766,374	15,325,506	11,426,849	965,859	964,695	46,007,797	41,297,423	(217,891)	(345,395)	45,789,906	40,952,028
Current and deferred taxes													352,731	321,305
Total assets													46,142,637	41,273,333

Liabilities	12,301,984	11,407,066	10,435,533	10,750,446	19,236,299	15,075,652	807,784	781,052	42,781,600	38,014,216	(217,891)	(345,395)	42,563,709	37,668,821
Current and deferred taxes													18	76,289
Total liabilities													42,563,727	37,745,110

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

7.	Cash and Cash Equivalents:

(a)	The detail of the balances included under cash and cash equivalents and their reconciliation with the Statement of Cash Flows at the end of each period are detailed as follows:

	June	December
	2020	2019
	MCh$	MCh$

Cash and due from banks:
Cash (*)	751,479	889,911
Deposit in Chilean Central Bank (*)	206,366	178,429
Deposits in other domestic banks	77,514	75,651
Deposits abroad	1,212,092	1,248,175
Subtotal - Cash and due from banks	2,247,451	2,392,166

Net transactions in the course of collection	(25,615)	232,551
Highly liquid financial instruments (**)	3,536,698	1,192,188
Repurchase agreements (**)	18,061	114,466
Total cash and cash equivalents	5,776,595	3,931,371

(*)	Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**)	It corresponds to negotiation instruments and repurchases contracts that meet the definition of cash and cash equivalents.

(b)	Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	June	December
	2020	2019
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	94,514	222,261
Funds receivable	406,834	362,411
Subtotal - assets	501,348	584,672

Liabilities
Funds payable	(526,963)	(352,121)
Subtotal - liabilities	(526,963)	(352,121)
Net transactions in the course of settlement	(25,615)	232,551

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

8.	Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	June	December
	2020	2019
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank of Chile bonds	3,156	16,490
Central Bank of Chile promissory notes	3,271,844	1,008,035
Other instruments issued by the Chilean Government and Central Bank	162,689	99,164

Other instruments issued in Chile
Bonds from other domestic companies	41,227	1,556
Bonds from domestic banks	15,777	55,094
Deposits in domestic banks	110,472	315,415
Other instruments issued in Chile	2,148	3,272

Instruments issued Abroad
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	—

Mutual fund investments
Funds managed by related companies	372,304	373,329
Funds managed by third-party	—	—
Total	3,979,617	1,872,355

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$125,324 million as of June 30, 2020 (Ch$15,243 million as of December 31, 2019). Repurchase agreements had a 1 day average expiration as of period-end 2020 (3 days in December 2019). Additionally, under this line are maintained instruments to comply with the requirements for the constitution of the technical reserve for an amount equivalent to Ch$1,430,000 million.

Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$52,563 as of June 30, 2020 (Ch$57,639 million as of December 31, 2019).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$78,343 million as of June 30, 2020 (Ch$251,158 million as of December 31, 2019). The repurchase agreements have an average expiration of 8 days as of period-end 2020 (7 days in December 2019).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$6,535 million as of June 30, 2020 (Ch$8,029 million as of December 31, 2019), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements:

(a)	Rights arising from resale repurchase agreements: The Bank provides financing to its customers through repurchase agreements and securities lending, in which the financial instrument serves as collateral. As of June 30, 2020 and December 31, 2019, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	11,184	—	—	—	—	—	—	—	—	—	—	—	11,184
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	—	18,459	—	—	—	—	—	—	—	—	—	—		18,459
Subtotal	—	29,643	—	—	—	—	—	—	—	—	—	—		29,643
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	15,407	—	—	—	—	—	—	—	—	—	—	—	15,407
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	15,653	57,007	24,528	29,393	7,697	10,879	—	—	—	—	—	—	47,878	97,279
Subtotal	15,653	72,414	24,528	29,393	7,697	10,879	—	—	—	—	—	—	47,878	112,686
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	15,653	102,057	24,528	29,393	7,697	10,879	—	—	—	—	—	—	47,878	142,329

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of June 30, 2020, the fair value of the instruments received amounts to Ch$46,116 million (Ch$142,370 million as of December, 2019).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements, continued:

(b)	Obligations arising from repurchase agreements: The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of June 30, 2020 and December 31, 2019, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	70,246	7,301	—	—	—	—	—	—	—	—	—	—	70,246	7,301
Central Bank promissory notes	55,147	9,067	—	—	—	—	—	—	—	—	—	—	55,147	9,067
Other instruments issued by the Chilean Government and Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	125,393	16,368	—	—	—	—	—	—	—	—	—	—	125,393	16,368
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	111,807	280,696	305	8,583	—	—	—	—	—	—	—	—	112,112	289,279
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	1,003	1,647	—	—	—	1,440	—	—	—	—	—	—	1,003	3,087
Subtotal	112,810	282,343	305	8,583	—	1,440	—	—	—	—	—	—	113,115	292,366
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—		—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreing	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	238,203	298,711	305	8,583	—	1,440	—	—	—	—	—	—	238,508	308,734

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of June 30, 2020 amounts to Ch$237,481 million (Ch$305,593 million in December 2019). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges:

(a)	As of June 30, 2020 and December 31, 2019, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
As of June 30, 2020	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	6,622	—	—	6,622	—	2,083
Interest rate swap	—	—	—	7,434	—	56,871	64,305	—	10,234
Total derivatives held for hedging purposes	—	—	—	14,056	—	56,871	70,927	—	12,317

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	—	248,955	193,332	759,510	1,201,797	130,415	44,022
Total derivatives held as cash flow hedges	—	—	—	248,955	193,332	759,510	1,201,797	130,415	44,022

Trading derivatives
Currency forward	9,622,085	7,107,501	13,233,322	1,290,412	59,453	41,883	31,354,656	967,272	759,189
Interest rate swap	2,861,912	5,261,687	14,745,427	15,406,061	7,467,627	11,439,109	57,181,823	1,511,447	1,559,405
Interest rate swap and cross currency swap	518,946	720,948	3,636,689	6,448,506	3,475,175	4,881,828	19,682,092	1,369,168	1,734,120
Call currency options	20,603	44,981	43,017	3,921	—	—	112,522	4,690	1,365
Put currency options	20,279	37,900	49,812	5,564	—	—	113,555	325	1,310
Total trading derivatives	13,043,825	13,173,017	31,708,267	23,154,464	11,002,255	16,362,820	108,444,648	3,852,902	4,055,389

Total	13,043,825	13,173,017	31,708,267	23,417,475	11,195,587	17,179,201	109,717,372	3,983,317	4,111,728

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(a)	Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
As of December 31, 2019	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	8,166	—	—	8,166	—	2,547
Interest rate swap	—	—	—	6,806	—	79,511	86,317	32	6,739
Total derivatives held for hedging purposes	—	—	—	14,972	—	79,511	94,483	32	9,286

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	33,182	—	192,647	134,812	821,241	1,181,882	61,562	34,443
Total derivatives held as cash flow hedges	—	33,182	—	192,647	134,812	821,241	1,181,882	61,562	34,443

Trading derivatives
Currency forward	8,770,180	8,736,613	14,803,058	2,067,618	65,321	38,346	34,481,136	956,632	673,630
Interest rate swap	1,790,715	5,806,453	19,749,389	16,219,325	7,021,586	10,823,786	61,411,254	888,581	886,963
Interest rate swap and cross currency swap	414,717	858,732	3,849,108	5,679,500	3,569,635	4,204,064	18,575,756	873,371	1,210,061
Call currency options	22,620	47,513	96,988	11,293	—	—	178,414	4,961	1,529
Put currency options	19,583	36,024	92,524	10,541	—	—	158,672	1,076	2,209
Total trading derivatives	11,017,815	15,485,335	38,591,067	23,988,277	10,656,542	15,066,196	114,805,232	2,724,621	2,774,392

Total	11,017,815	15,518,517	38,591,067	24,195,896	10,791,354	15,966,948	116,081,597	2,786,215	2,818,121

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments or loans. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of June 30, 2020 and December 31, 2019:

	June	December
	2020	2019
	MCh$	MCh$
Hedge element
Commercial loans	6,622	8,166
Corporate bonds	64,305	86,317

Hedge instrument
Cross currency swap	6,622	8,166
Interest rate swap	64,305	86,317

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros and Norwegian kroner. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(1,555)	(1,421)	(3,110)	(2,842)	(3,110)	(2,842)	(98,844)	(91,089)	(106,619)	(98,194)
Corporate Bond HKD	(1,146)	—	(5,419)	—	(8,855)	(12,829)	(104,986)	(25,627)	(26,010)	(91,034)	(388,841)	(320,604)	(535,257)	(450,094)
Corporate Bond PEN	—	—	(911)	(894)	(911)	(894)	(3,645)	(3,575)	(3,645)	(3,575)	(49,718)	(49,651)	(58,830)	(58,589)
Corporate Bond CHF	—	—	—	—	(892)	(798)	(1,783)	(1,597)	(231,025)	(90,095)	—	(116,765)	(233,700)	(209,255)
Corporate Bond USD	—	—	—	—	(1,748)	(1,600)	(3,495)	(3,200)	(3,495)	(3,200)	(47,179)	(43,994)	(55,917)	(51,994)
Obligation USD	(234)	(216)	(88)	(336)	(965)	(884)	(181,319)	(166,592)	—	—	—	—	(182,606)	(168,028)
Corporate Bond JPY	—	—	—	(34,638)	(2,337)	(2,121)	(42,318)	(38,596)	(3,837)	(3,482)	(212,390)	(193,625)	(260,882)	(272,462)
Corporate Bond AUD	—	—	(2,560)	(428)	(2,511)	(3,274)	(10,142)	(7,399)	(10,144)	(7,401)	(218,348)	(156,499)	(243,705)	(175,001)
Corporate Bond NOK	—	—	—	—	(2,328)	(2,341)	(4,656)	(4,682)	(4,656)	(4,682)	(75,498)	(75,919)	(87,138)	(87,624)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	1,555	1,421	3,110	2,842	3,110	2,842	98,844	91,089	106,619	98,194
Cross Currency Swap HKD	1,146	—	5,419	—	8,855	12,829	104,986	25,627	26,010	91,034	388,841	320,604	535,257	450,094
Cross Currency Swap PEN	—	—	911	894	911	894	3,645	3,575	3,645	3,575	49,718	49,651	58,830	58,589
Cross Currency Swap CHF	—	—	—	—	892	798	1,783	1,597	231,025	90,095	—	116,765	233,700	209,255
Cross Currency Swap USD	—	—	—	—	1,748	1,600	3,495	3,200	3,495	3,200	47,179	43,994	55,917	51,994
Cross Currency Swap USD	234	216	88	336	965	884	181,319	166,592	—	—	—	—	182,606	168,028
Cross Currency Swap JPY	—	—	—	34,638	2,337	2,121	42,318	38,596	3,837	3,482	212,390	193,625	260,882	272,462
Cross Currency Swap AUD	—	—	2,560	428	2,511	3,274	10,142	7,399	10,144	7,401	218,348	156,499	243,705	175,001
Cross Currency Swap NOK	—	—	—	—	2,328	2,341	4,656	4,682	4,656	4,682	75,498	75,919	87,138	87,624

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	156	156	3,960	33,648	17,847	21,062	290,955	234,065	227,290	280,074	843,768	795,068	1,383,976	1,364,073

Hedge instrument
Outflows:
Cross Currency Swap HKD	(156)	(156)	(3,454)	—	(5,472)	(8,798)	(71,813)	(17,906)	(14,507)	(69,035)	(271,535)	(268,034)	(366,937)	(363,929)
Cross Currency Swap PEN	—	—	(48)	(47)	(47)	(48)	(191)	(188)	(191)	(189)	(31,602)	(31,223)	(32,079)	(31,695)
Cross Currency Swap JPY	—	—	—	(33,570)	(4,141)	(4,096)	(40,453)	(40,344)	(6,511)	(6,424)	(200,890)	(199,778)	(251,995)	(284,212)
Cross Currency Swap USD	—	—	—	—	(1,292)	(1,275)	(163,829)	(161,941)	(1,298)	(1,281)	(37,426)	(37,242)	(203,845)	(201,739)
Cross Currency Swap CHF	—	—	—	—	(3,900)	(3,858)	(7,758)	(7,653)	(197,864)	(197,107)	—	—	(209,522)	(208,618)
Cross Currency Swap EUR	—	—	—	—	(1,879)	(1,857)	(3,766)	(3,715)	(3,769)	(3,718)	(85,918)	(85,686)	(95,332)	(94,976)
Cross Currency Swap AUD	—	—	(458)	(31)	(500)	(521)	(1,914)	(1,103)	(1,917)	(1,104)	(151,339)	(108,622)	(156,128)	(111,381)
Cross Currency Swap NOK	—	—	—	—	(616)	(609)	(1,231)	(1,215)	(1,233)	(1,216)	(65,058)	(64,483)	(68,138)	(67,523)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the period 2020 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$45,119 million (charge to equity of Ch$25,344 million in June 30, 2019). The net effect of taxes charge to equity amounts to Ch$32,937 million (net charge to equity of Ch$18,501 million equity during the period June 2019).

The accumulated balance for this concept as of June 30, 2020 corresponds to a charge in equity amounted to Ch$126,159 million (charge to equity of Ch$81,040 million as of December 2019).

(c.4)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a credit to income of Ch$107,463 million during the period 2020 (charge to results for Ch$36,663 million during the June 2019 period).

(c.5)	As of June 30, 2020 and 2019, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of June 30, 2020 and 2019, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

11.	Loans and Advances to Banks, net:

(a)	At the end of each reporting period, the balances presented in the item “Loans and advances to Banks” are as follows:

	June	December
	2020	2019
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	—	150,007
Provisions for loans to domestic banks	—	(54)
Subtotal	—	149,953
Foreign Banks
Interbank loans commercial	197,541	289,337
Credits with third countries	—	8,934
Chilean exports trade loans	43,919	61,860
Provisions for loans to foreign banks	(470)	(704)
Subtotal	240,990	359,427
Central Bank of Chile
Central Bank deposits	1,700,000	630,053
Other Central Bank credits	—	—
Subtotal	1,700,000	630,053
Total	1,940,990	1,139,433

(b)	The changes in provisions of the credits owed by the banks, during the periods 2020 and 2019, are summarized as follows:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2019	83	1,006	1,089
Provisions established	10	—	10
Provisions released	—	(232)	(232)
Balance as of June 30, 2019	93	774	867
Provisions established	—	—	—
Provisions released	(39)	(70)	(109)
Balance as of December 31, 2019	54	704	758
Provisions established	—	—	—
Provisions released	(54)	(234)	(288)
Balance as of June 30, 2020	—	470	470

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net:

(a.i)	Loans to Customers:

As of June 30, 2020 and December 31, 2019, the portfolio of loans is composed as follows:

	As of June 30, 2020
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	13,188,718	105,729	419,921	13,714,368	(155,758)	(125,742)	(281,500)	13,432,868
Foreign trade loans	1,346,474	13,620	25,168	1,385,262	(47,285)	(4,113)	(51,398)	1,333,864
Current account debtors	175,580	6,217	5,892	187,689	(3,478)	(3,854)	(7,332)	180,357
Factoring transactions	435,087	4,155	949	440,191	(8,124)	(788)	(8,912)	431,279
Student loans	55,833	—	2,239	58,072	—	(4,100)	(4,100)	53,972
Commercial lease transactions (1)	1,510,335	52,581	37,989	1,600,905	(7,111)	(8,085)	(15,196)	1,585,709
Other loans and accounts receivable	62,591	2,038	11,270	75,899	(3,099)	(5,328)	(8,427)	67,472
Subtotal	16,774,618	184,340	503,428	17,462,386	(224,855)	(152,010)	(376,865)	17,085,521
Mortgage loans
Letters of credit	10,998	—	1,031	12,029	—	(31)	(31)	11,998
Endorsable mortgage loans	26,306	—	1,192	27,498	—	(15)	(15)	27,483
Other residential lending	8,828,074	—	238,473	9,066,547	—	(25,520)	(25,520)	9,041,027
Credit from ANAP	3	—	—	3	—	—	—	3
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	95,829	—	2,878	98,707	—	(1,025)	(1,025)	97,682
Subtotal	8,961,210	—	243,574	9,204,784	—	(26,591)	(26,591)	9,178,193
Consumer loans
Consumer loans in installments	2,620,866	—	300,543	2,921,409	—	(221,099)	(221,099)	2,700,310
Current account debtors	190,476	—	5,107	195,583	—	(11,486)	(11,486)	184,097
Credit card debtors	1,028,703	—	27,697	1,056,400	—	(42,925)	(42,925)	1,013,475
Consumer lease transactions (1)	255	—	—	255	—	(3)	(3)	252
Other loans and accounts receivable	15	—	487	502	—	(305)	(305)	197
Subtotal	3,840,315	—	333,834	4,174,149	—	(275,818)	(275,818)	3,898,331
Total	29,576,143	184,340	1,080,836	30,841,319	(224,855)	(454,419)	(679,274)	30,162,045

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through financial lease agreements. As of June 30, 2020 Ch$796,954 million correspond to finance leases for real estate and Ch$804,206 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers net, continued:

(a.i)	Loans to Customers, continued:

	As of December 31, 2019
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,740,263	45,346	351,425	12,137,034	(118,440)	(125,082)	(243,522)	11,893,512
Foreign trade loans	1,407,782	4,111	19,312	1,431,205	(35,995)	(3,321)	(39,316)	1,391,889
Current account debtors	258,195	4,020	3,479	265,694	(3,683)	(4,181)	(7,864)	257,830
Factoring transactions	683,602	2,950	1,533	688,085	(10,642)	(1,171)	(11,813)	676,272
Student loans	54,203	—	1,993	56,196	—	(4,056)	(4,056)	52,140
Commercial lease transactions (1)	1,580,443	14,944	23,764	1,619,151	(5,770)	(7,825)	(13,595)	1,605,556
Other loans and accounts receivable	76,287	347	10,110	86,744	(2,412)	(5,195)	(7,607)	79,137
Subtotal	15,800,775	71,718	411,616	16,284,109	(176,942)	(150,831)	(327,773)	15,956,336
Mortgage loans
Letters of credit	13,720	—	1,034	14,754	—	(12)	(12)	14,742
Endorsable mortgage loans	31,469	—	882	32,351	—	(15)	(15)	32,336
Other residential lending	8,975,754	—	169,482	9,145,236	—	(27,795)	(27,795)	9,117,441
Credit from ANAP	4	—	—	4	—	—	—	4
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	10,650	—	66	10,716	—	(225)	(225)	10,491
Subtotal	9,031,597	—	171,464	9,203,061	—	(28,047)	(28,047)	9,175,014
Consumer loans
Consumer loans in installments	2,778,721	—	260,839	3,039,560	—	(262,832)	(262,832)	2,776,728
Current account debtors	293,863	—	2,478	296,341	—	(14,740)	(14,740)	281,601
Credit card debtors	1,169,820	—	25,794	1,195,614	—	(51,581)	(51,581)	1,144,033
Consumer lease transactions (1)	69	—	—	69	—	(1)	(1)	68
Other loans and accounts receivable	13	—	703	716	—	(444)	(444)	272
Subtotal	4,242,486	—	289,814	4,532,300	—	(329,598)	(329,598)	4,202,702
Total	29,074,858	71,718	872,894	30,019,470	(176,942)	(508,476)	(685,418)	29,334,052

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through financial lease agreements. As of December 31, 2019 Ch$779,383 million correspond to finance leases for real estate and Ch$839,837 million correspond to finance leases for movable assets..

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net, continued:

(a.ii)	Impaired Portfolio:

As of June 30, 2020 and December 31, 2019, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	16,939,287	15,859,496	523,099	424,613	17,462,386	16,284,109	(224,855)	(176,942)	(152,010)	(150,831)	(376,865)	(327,773)	17,085,521	15,956,336
Mortgage loans	8,961,210	9,031,597	243,574	171,464	9,204,784	9,203,061	—	—	(26,591)	(28,047)	(26,591)	(28,047)	9,178,193	9,175,014
Consumer loans	3,840,315	4,242,486	333,834	289,814	4,174,149	4,532,300	—	—	(275,818)	(329,598)	(275,818)	(329,598)	3,898,331	4,202,702
Total	29,740,812	29,133,579	1,100,507	885,891	30,841,319	30,019,470	(224,855)	(176,942)	(454,419)	(508,476)	(679,274)	(685,418)	30,162,045	29,334,052

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(b)	Credit risk provisions:

The changes in credits risk provisions, during the period 2020 and 2019, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 01, 2019	163,204	126,755	26,446	290,694	607,099
Charge-offs	(4,738)	(22,505)	(4,248)	(123,892)	(155,383)
Sales or transfers of credits	(2,549)	—	—	—	(2,549)
Allowances established	8,178	27,314	3,814	139,736	179,042
Allowances released	—	—	—	—	—
Balance as of June 30, 2019	164,095	131,564	26,012	306,538	628,209
Charge-offs	(3,961)	(24,494)	(3,542)	(125,820)	(157,817)
Sales or transfers of credits	—	—	—	—	—
Allowances established	16,808	43,761	5,577	148,880	215,026
Allowances released	—	—	—	—	—
Balance as of December 31, 2019	176,942	150,831	28,047	329,598	685,418
Charge-offs	(6,243)	(25,070)	(3,763)	(171,557)	(206,633)
Sales or transfers of credits	(186)	—	—	—	(186)
Allowances established	54,342	26,249	2,307	117,777	200,675
Allowances released	—	—	—	—	—
Balance as of June 30, 2020	224,855	152,010	26,591	275,818	679,274

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (Note No. 24).

Other disclosures:

1.	As of June 30, 2020 and December 31, 2019, the Bank and its subsidiaries have made sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 (e).

2.	As of June 30, 2020 and December 31, 2019, the Bank and its subsidiaries derecognized 100% of its portfolio of loans sold and on which all or substantially all of the risks and benefits associated to these financial assets have been transferred (see Note No. 12 letter (e)).

3.	As of June 30, 2020, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$813,527 million. See Note No. 5 letter h).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(c)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	525,504	544,067	(56,117)	(58,871)	469,387	485,196
From 1 to 2 years	385,947	392,832	(40,518)	(42,302)	345,429	350,530
From 2 to 3 years	252,780	258,331	(26,302)	(27,329)	226,478	231,002
From 3 to 4 years	161,545	163,847	(17,816)	(18,361)	143,729	145,486
From 4 to 5 years	107,453	108,192	(12,972)	(13,242)	94,481	94,950
After 5 years	340,790	335,695	(29,147)	(30,313)	311,643	305,382
Total	1,774,019	1,802,964	(182,872)	(190,418)	1,591,147	1,612,546

(*)	The net balance receivable does not include past-due portfolio totaling Ch$10,013 million as of June 30, 2020 (Ch$6,674 million as of December 2019).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

(d)	Purchase of loan portfolio:

During the period ended June 30, 2020 and the year ended 2019 has not purchases portfolio loans.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(e)	Sale or transfer of loans from the loan portfolio:

During the periods 2020 and 2019 there have been operations of sale or transfer of the loan portfolio according to the following:

	As of June 30, 2020
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	43,804	(186)	43,804	186
Sale of written – off loans	—	—	—	—
Total	43,804	(186)	43,804	186

	As of June 30, 2019
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	12,420	(2,549)	12,420	2,549
Sale of written – off loans	—	—	—	—
Total	12,420	(2,549)	12,420	2,549

(*)	See Note No. 30.

(f)	Securitization of own assets:

During the period 2020 and the year ended 2019, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities:

As of June 30, 2020 and December 31, 2019, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	June 2020			December 2019
	Available- for-sale	Held-to- maturity	Total	Available-for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	112	—	112	76,358	—	76,358
Promissory notes issued by the Central Bank of Chile	—	—	—	16,466	—	16,466
Other instruments of the Chilean Government and the Central Bank of Chile	60,371	—	60,371	16,238	—	16,238

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	134,942	—	134,942	122,291	—	122,291
Bonds from domestic banks	30,549	—	30,549	15,927	—	15,927
Deposits from domestic banks	1,171,264	—	1,171,264	1,020,842	—	1,020,842
Bonds from other Chilean companies	71,692	—	71,692	1,395	—	1,395
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	59,546	—	59,546	68,476	—	68,476

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	68,656	—	68,656	19,853	—	19,853

Total	1,597,132	—	1,597,132	1,357,846	—	1,357,846

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities, continued:

Instruments given as collateral as part of the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials) granted by the Central Bank of Chile in the amount of Ch$602,088 million as of June 30, 2020 are classified under Instruments of Other National Institutions. See Note No. 5 letter h).

Under the instruments issued abroad mainly include bonds of local companies issued abroad.

As of June 30, 2020, the portfolio of financial assets available-for-sale includes an accumulated unrealized gain of Ch$9,689 million (accumulated unrealized gain of Ch$3,827 million in December 2019), recorded as an equity valuation adjustment.

During the period 2020 and 2019, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of June 30, 2020 and 2019 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each period are as fallow:

	June	June
	2020	2019
	MCh$	MCh$

Unrealized gains	18,296	20,751
Realized gains reclassified to income	(12,434)	(3,074)
Subtotal	5,862	17,677
Income tax on other comprehensive income	(1,581)	(4,778)
Net effect in equity	4,281	12,899

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies:

(a)	Investments in other companies include investments of Ch$51,273 million as of June 30, 2020 (Ch$50,758 million as of December 31, 2019), as follows:

						Investment
		Ownership Interest		Equity		Assets		Income
		June	December	June	December	June	December	June	June
		2020	2019	2020	2019	2020	2019	2020	2019
Company Associates	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transbank S.A.	Banco de Chile	26.16	26.16	86,447	82,667	22,611	21,973	638	2,228
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	29.63	29.63	18,739	17,675	5,552	5,238	315	355
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	18,733	19,174	3,747	3,985	185	143
Redbanc S.A.	Banco de Chile	38.13	38.13	8,551	9,221	3,261	3,549	(288)	184
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	7,030	6,464	2,343	2,184	159	159
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	12,394	12,470	1,528	1,538	(10)	26
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	5,248	4,811	1,407	1,359	115	78
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,477	6,290	972	958	20	17
Subtotal Associates				163,619	158,772	41,421	40,784	1,134	3,190

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	12,299	12,292	6,149	6,271	(122)	214
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,256	2,399	1,378	1,387	241	251
Subtotal Joint Ventures				14,555	14,691	7,527	7,658	119	465

Subtotal				178,174	173,463	48,948	48,442	1,253	3,655

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.	Banchile Corredores de Bolsa					1,646	1,646	280	277
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	32	31
Bolsa Electrónica de Chile S.A.	Banchile Corredores de Bolsa					257	257	9	9
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					105	96	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	1	1
Subtotal						2,325	2,316	322	318
Total						51,273	50,758	1,575	3,973

(1)	Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies, continued:

(b)	The change of investments in companies registered under the equity method in the periods of 2020 and 2019, are as follows:

	June	June
	2020	2019
	MCh$	MCh$

Initial book value	48,442	42,252
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	1,253	3,655
Dividends receivable	—	—
Dividends Minimum	—	—
Dividends received	(751)	(553)
Others	4	33
Total	48,948	45,387

(c)	During the period ended as of June 30, 2020 and 2019 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets:

(a)	As of June 30, 2020 and December 31, 2019 intangible assets are composed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	June	December	June	December	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	5	172,040	163,485	(112,576)	(105,178)	59,464	58,307
Total					172,040	163,485	(112,576)	(105,178)	59,464	58,307

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets, continued:

(b)	The change of intangible assets as of June 30, 2020 and December 31, 2019 are as follows:

	Software or computer programs
	June	December
	2020	2019
	MCh$	MCh$
Gross Balance
Balance as of January 1,	163,485	144,942
Acquisition	8,938	20,928
Disposals/ write-downs	(348)	(1,759)
Reclassification	(35)	(276)
Impairment (*)	—	(350)
Total	172,040	163,485

Accumulated Amortization
Balance as of January 1,	(105,178)	(92,881)
Amortization for the period (*)	(7,785)	(12,875)
Disposals/ write-downs	353	316
Reclassification	34	262
Total	(112,576)	(105,178)

Balance Net	59,464	58,307

(*)	See Note No. 35 Depreciation, amortization and impairment.

(c)	As of June 30, 2020 and December 31, 2019, the Bank maintains the following amounts with technological developments:

	Commitment Amount
	June	December
	2020	2019
Detail	MCh$	MCh$

Software and licenses	4,823	7,151

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities:

(a)	The properties and equipment as of June 30, 2020 and December 31, 2019 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	June	December	June	December	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	20	21	302,655	301,619	(138,650)	(136,394)	164,005	165,225
Equipment	5	5	4	4	217,891	207,605	(169,031)	(162,560)	48,860	45,045
Others	7	7	4	4	55,370	55,519	(46,347)	(45,527)	9,023	9,992
Total					575,916	564,743	(354,028)	(344,481)	221,888	220,262

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(b)	The changes in properties and equipment as of June 30, 2020 and December 31, 2019 are as follows:

	June 2020
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2020	301,619	207,605	55,519	564,743
Reclassification	—	(62)	—	(62)
Additions	3,388	12,358	801	16,547
Disposals/write-downs/Sales	(2,352)	(2,010)	(950)	(5,312)
Impairment (*) (***)	—	—	—	—
Total	302,655	217,891	55,370	575,916

Accumulated Depreciation
Balance as of January 1, 2020	(136,394)	(162,560)	(45,527)	(344,481)
Reclassification	—	62	—	62
Depreciation charges of the period (*) (**)	(4,402)	(8,465)	(1,712)	(14,579)
Sales and disposals of the period	2,146	1,932	892	4,970
Total	(138,650)	(169,031)	(46,347)	(354,028)

Balance as of June 30, 2020	164,005	48,860	9,023	221,888

	December 2019
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2019	320,585	183,220	53,500	557,305
Reclassification	(25,654)	(37)	—	(25,691)
Additions	12,555	28,118	2,839	43,512
Disposals/write-downs/Sales	(5,437)	(3,115)	(762)	(9,314)
Impairment losses (***)	(430)	(581)	(58)	(1,069)
Total	301,619	207,605	55,519	564,743

Accumulated Depreciation
Balance as of January 1, 2019	(150,099)	(148,455)	(42,879)	(341,433)
Reclassification	21,278	37	—	21,315
Depreciation charges of the year (**)	(8,613)	(16,819)	(3,403)	(28,835)
Sales and disposals of the year	1,040	2,692	740	4,472
Transfers	—	(15)	15	—
Total	(136,394)	(162,560)	(45,527)	(344,481)

Balance as of December 31, 2019	165,225	45,045	9,992	220,262

(*)	See Note No.35 Depreciation, Amortization and Impairment.

(**)	This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$178 million (Ch$359 million as of December 2019).

(***)	This amount does not include charge-offs of Property and Equipment of Ch$867 million (Ch$949 million as of December 2019).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(c)	The composition of the rights over leased assets as of June 30, 2020 and December 31, 2019 is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	129,909	130,853	(27,582)	(18,722)	102,327	112,131
Floor space for ATMs	40,756	41,960	(12,488)	(9,091)	28,268	32,869
Improvements to leased properties	26,302	27,254	(20,872)	(21,589)	5,430	5,665
Total	196,967	200,067	(60,942)	(49,402)	136,025	150,665

(d)	The changes of the rights over leased assets as of June 30, 2020 and December 31, 2019 is as follows:

	June 2020
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2020	130,853	41,960	27,254	200,067
Additions	2,664	421	559	3,644
Write-downs	(3,608)	(351)	(1,511)	(5,470)
Remeasurement	—	(1,274)	—	(1,274)
Others	—	—	—	—
Total	129,909	40,756	26,302	196,967

Accumulated Depreciation
Balance as of January 1, 2020	(18,722)	(9,091)	(21,589)	(49,402)
Depreciation of the period (*)	(9,616)	(3,442)	(512)	(13,570)
Write-downs	756	45	1,229	2,030
Others	—	—	—	—
Total	(27,582)	(12,488)	(20,872)	(60,942)

Balance as of June 30, 2020	102,327	28,268	5,430	136,025

(*)	See Note No.35 Depreciation, Amortization and Impairment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

	December 2019
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2019	116,577	27,920	—	144,497
Reclassification	—	—	26,332	26,332
Additions	14,276	14,040	1,725	30,041
Write-downs	—	—	(803)	(803)
Total	130,853	41,960	27,254	200,067

Accumulated Depreciation
Balance as of January 1, 2019	—	—	—	—
Reclassification	—	—	(21,546)	(21,546)
Depreciation of the year	(18,722)	(9,091)	(659)	(28,472)
Write-downs	—	—	616	616
Total	(18,722)	(9,091)	(21,589)	(49,402)

Balance as of December 31, 2019	112,131	32,869	5,665	150,665

(e)	The following are the future maturities of the lease liabilities as of June 30, 2020 and December 31, 2019:

	June 2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	1,732	3,451	15,129	33,937	23,795	34,907	112,951
ATMs	825	1,583	6,960	18,183	1,089	557	29,197
Total	2,557	5,034	22,089	52,120	24,884	35,464	142,148

	December 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	1,726	3,519	15,286	37,063	24,899	38,526	121,019
ATMs	809	1,618	7,131	18,125	5,403	679	33,765
Total	2,535	5,137	22,417	55,188	30,302	39,205	154,784

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations for lease liabilities and the flows for the periods 2020 and 2019 are as follows:

Total cash flow for the period
Lease liability	MCh$

Balances as of January 1, 2019	144,497
Liabilities for new lease agreements	22,238
Interest expenses	1,192
Payments of capital and interests	(14,332)
Others	1,778
Balances as of June 30, 2019	155,373
Liabilities for new lease agreements	2,193
Interest expenses	1,382
Payments of capital and interests	(15,042)
Others	2,107
Balances as of December 31, 2019	146,013
Liabilities for new lease agreements	1,197
Interest expenses	1,391
Payments of capital and interests	(13,852)
Remeasurement	(1,274)
Derecognized contracts	(3,158)
Others	1,813
Balances as of June 30, 2020	132,130

(f)	The future cash flows related to short-term lease agreements in effect as of June 30, 2020 correspond to Ch$7,492 million (Ch$8,611 as of December 31, 2019).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current Taxes and Deferred Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of June 30, 2020 and December 31, 2019, according to the following detail:

	June	December
	2020	2019
	MCh$	MCh$

Income tax	54,757	222,266
Less:
Monthly prepaid taxes	(82,077)	(143,200)
Credit for training expenses	(633)	(1,900)
Others	(563)	(1,234)
Total	(28,516)	75,932

Tax rate	27%	27%

	June	December
	2020	2019
	MCh$	MCh$

Current tax assets	28,520	357
Current tax liabilities	(4)	(76,289)
Total tax payable, net	28,516	(75,932)

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and June 30, 2020 and 2019, are broken down as follows:

	June	June
	2020	2019
	MCh$	MCh$
Income tax expense:
Current year tax	66,939	148,366
Tax Previous year	(1,269)	(16,347)
Subtotal	65,670	132,019
(Credit) Charge for deferred taxes:
Origin and reversal of temporary differences	(4,805)	(46,728)
Subtotal	(4,805)	(46,728)
Others	2,433	(1,707)
Net charge to income for income taxes	63,298	83,584

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of June 30, 2020 and 2019:

	June 2020		June 2019
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	84,208	27.00	101,857
Additions or deductions	(1.93)	(6,023)	(0.80)	(3,025)
Price-level restatement	(5.88)	(18,344)	(4.03)	(15,202)
Other	1.11	3,457	(0.01)	(46)
Effective rate and income tax expense	20.30	63,298	22.16	83,584

The effective rate for income tax for the period 2020 is 20.30% (22.16% in June 2019).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

		Effect on
	Balances as of December 31, 2019	Income	Equity	Balances as of June 30, 2020
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	221,079	19,712	—	240,791
Personnel provisions	16,714	(5,231)	—	11,483
Staff vacations provisions	7,444	304	—	7,748
Accrued interests adjustments from impaired loans	3,674	522	—	4,196
Staff severance indemnities provision	607	(63)	25	569
Provision of credit cards expenses	8,221	533	—	8,754
Provision of accrued expenses	10,564	1,920	—	12,484
Leasing	41,792	(2,708)	—	39,084
Incomes received in advance	32,170	(10,780)	—	21,390
Other adjustments	15,485	666	—	16,151
Total Debit Differences	357,750	4,875	25	362,650

Credit Differences:
Depreciation and price-level restatement of property and equipment	15,524	781	—	16,305
Adjustment for valuation of financial assets available-for-sale	1,039	—	1,581	2,620
Transitory assets	7,174	1,201	—	8,375
Loans accrued to effective rate	1,386	(795)	—	591
Prepaid expenses	3,334	(1,354)	—	1,980
Other adjustments	8,345	237	—	8,582
Total Credit Differences	36,802	70	1,581	38,453

Deferred, Net	320,948	4,805	(1,556)	324,197

Reconciliation with the statement of financial position:

	June	December
	2020	2019
	MCh$	MCh$

Deferred tax assets	324,211	320,948
Deferred tax Liabilities	(14)	—
Total Deferred tax	324,197	320,948

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of June 30, 2019 and December 31, 2019, are as follows:

	Balance as of	Effect on		Balance as of	Effect on		Balance as of
	December 31, 2018	Income	Equity	June 30, 2019	Income	Equity	December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	206,197	6,963	—	213,160	7,919	—	221,079
Personnel provisions	12,994	(3,063)	—	9,931	6,783	—	16,714
Staff vacations provisions	7,241	17	—	7,258	186	—	7,444
Accrued interest adjustments from impaired loans	3,232	388	—	3,620	54	—	3,674
Staff severance indemnities provision	600	(29)	50	621	(30)	16	607
Provisions of credit card expenses	9,813	(1,369)	—	8,444	(223)	—	8,221
Provisions of accrued expenses	13,155	4,856	—	18,011	(7,447)	—	10,564
Adjustment for valuation financial assets available-for-sale	2,695	—	(2,695)	—	—	—	—
Leasing	42,988	908	—	43,896	(2,104)	—	41,792
Incomes received in advance	—	40,246	—	40,246	(8,076)	—	32,170
Other adjustments	12,392	2,336	—	14,728	757	—	15,485
Total Debit Differences	311,307	51,253	(2,645)	359,915	(2,181)	16	357,750

Credit differences:
Depreciation of property and equipment and investment properties	14,990	1,312	—	16,302	(778)	—	15,524
Adjustment for valuation financial assets available-for-sale	—	—	2,083	2,083	—	(1,044)	1,039
Transitory assets	4,359	2,679	—	7,038	136	—	7,174
Loans accrued to effective rate	1,569	(58)	—	1,511	(125)	—	1,386
Prepaid expenses	6,699	(1,796)	—	4,903	(1,569)	—	3,334
Other adjustments	5,768	2,388	—	8,156	189	—	8,345
Total Credit Differences	33,385	4,525	2,083	39,993	(2,147)	(1,044)	36,802

Total, Net	277,922	46,728	(4,728)	319,922	(34)	1,060	320,948

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets:

(a)	Item composition:

At the end of each period, the item is composed as follows:

	June	December
	2020	2019
	MCh$	MCh$

Assets held for leasing (*)	88,995	139,389

Assets received or awarded as payment (**)
Assets awarded at judicial sale	8,777	10,967
Assets received in lieu of payment	1,349	1,556
Provision for assets received in lieu of payment or awarded	(93)	(188)
Subtotal	10,033	12,335

Other Assets
Deposits by derivatives margin	520,377	475,852
Trading and brokerage (***)	42,844	40,911
Prepaid expenses	40,416	34,934
Recoverable income taxes	32,467	33,136
Other accounts and notes receivable	31,413	44,727
Investment properties	13,012	13,190
Servipag available funds	11,153	17,923
Commissions receivable	10,488	14,191
VAT receivable	6,433	11,831
Accounts receivable for sale of assets received in lieu of payment	2,989	2,184
Rental guarantees	1,985	1,957
Pending transactions	1,508	2,021
Materials and supplies	652	672
Assets recovered from leasing for sale	406	871
Others	46,307	16,844
Subtotal	762,450	711,244
Total	861,478	862,968

(*)	These correspond to property and equipment to be given under finance lease.

(**)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0280% % (0.0341% as of December 31, 2019) of the Bank’s effective equity.

The assets awarded at judicial sale are not subject to the aforementioned margin. These properties are assets available for sale and is expected to be completed the sale within one year from the date the asset is received or acquired. In the event that said assets are not sold within one year, it must be written-off. The assets that have been received in payment or are awarded between March 1, 2019 until September 30, 2020, have an additional term of up to eighteen months for their disposal, also allowing these assets to be written-off proportionally to the number of months between the date of receipt and that fixed by the banks for their disposal.

The provision for assets received in lieu of payment or awarded is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value, when the initial is greater.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets, continued:

(b)	The changes of the provision for assets received in lieu of payment during the periods 2020 and 2019 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2019	806
Provisions used	(1,143)
Provisions established	584
Provisions released	—
Balance as of June 30, 2019	247
Provisions used	(1,016)
Provisions established	957
Provisions released	—
Balance as of December 31, 2019	188
Provisions used	(708)
Provisions established	613
Provisions released	—
Balance as of June 30, 2020	93

19.	Current Accounts and Other Demand Deposits:

At the end of each period, this item is composed as follows:

	June	December
	2020	2019
	MCh$	MCh$

Current accounts	11,141,689	8,951,527
Other demand deposits	1,309,550	1,662,950
Other deposits and sight accounts	677,312	711,656
Total	13,128,551	11,326,133

20.	Savings Accounts and Time Deposits:

At the end of each period, this item is composed as follows:

	June	December
	2020	2019
	MCh$	MCh$

Time deposits	9,266,196	10,537,614
Term savings accounts	284,429	239,850
Other term balances payable	137,097	79,154
Total	9,687,722	10,856,618

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

21.	Borrowings from Financial Institutions:

At the end of each period, borrowings from financial institutions are detailed as follows:

	June	December
	2020	2019
	MCh$	MCh$

Domestic banks
Banco do Brasil	3,800	3,900
Banco Santander	1,564	2,314
Subtotal domestic banks	5,364	6,214

Foreign banks
Foreign trade financing
Citibank N.A.	247,413	285,974
Wells Fargo Bank	232,007	139,845
Bank of New York Mellon	139,007	224,812
Bank of America	120,434	194,704
Toronto Dominion Bank	78,351	22,556
The Bank of Nova Scotia	69,842	133,539
JP Morgan Chase Bank	65,704	60,150
Zürcher Kantonalbank	45,130	78,872
Commerzbank AG	22,363	2,201
DZ Bank Frankfurt	22,241	—
Sumitomo Mitsui Banking	13,144	213,534
Standard Chartered Bank	174	70,128
ING Bank	—	10,987
Others	42	89

Borrowings and other obligations
Wells Fargo Bank	123,506	113,377
Deutsche Bank AG	11,944	6
Deutsche Bank Trust Company Americas	4,066	—
Bank of America	1,526	—
Citibank N.A.	—	6,198
ING Bank NV	—	88
Others	96	3
Subtotal foreign banks	1,196,990	1,557,063

Chilean Central Bank (*)	3,110,703	—

Total	4,313,057	1,563,277

(*)	Measures established by the Central Bank to deliver liquidity to the economy and support the flow of credit to households and companies, among which are the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials) and the Liquidity Credit Line (LCL). See Note No. 5 letter h).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued:

At the end of each period, this item is composed as follows:

	June	December
	2020	2019
	MCh$	MCh$

Mortgage bonds	8,813	10,898
Bonds	8,255,091	7,912,621
Subordinated bonds	888,602	889,895
Total	9,152,506	8,813,414

During the period ended as of June 30, 2020, Banco de Chile issued bonds by an amount of Ch$814,881 million, from which corresponds to Short-Term Bonds and Current Bonds by an amount of Ch$560,698 million and Ch$254,183 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Citibank N.A.	USD	23,078	2.00	07/01/2020	07/07/2020
Citibank N.A.	USD	38,371	1.95	09/01/2020	09/04/2020
Citibank N.A.	USD	34,886	1.91	13/01/2020	13/04/2020
Citibank N.A.	USD	11,629	1.87	14/01/2020	14/04/2020
Citibank N.A.	USD	31,667	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	7,917	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	27,709	1.86	29/01/2020	29/05/2020
Citibank N.A.	USD	10,350	1.85	30/01/2020	01/06/2020
Citibank N.A.	USD	19,720	1.85	03/02/2020	03/06/2020
Citibank N.A.	USD	31,391	1.55	08/04/2020	05/06/2020
Citibank N.A.	USD	21,262	1.30	13/04/2020	12/05/2020
Citibank N.A.	USD	12,758	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	34,020	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	16/06/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	18/06/2020
Citibank N.A.	USD	34,158	1.61	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,697	1.60	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,858	1.50	22/04/2020	14/08/2020
Wells Fargo Bank	USD	42,943	1.45	24/04/2020	29/01/2021
Wells Fargo Bank	USD	4,175	1.30	29/04/2020	29/10/2020
Citibank N.A.	USD	32,834	0.45	18/05/2020	20/07/2020
Citibank N.A.	USD	5,089	0.45	18/05/2020	20/07/2020
Total as of June 30, 2020		560,698

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEM0817	UF	93,096	7	0.80	06/01/2020	06/01/2027
BCHIEL0717	UF	123,957	8	0.72	04/02/2020	04/02/2028
Subtotal UF		217,053

BONO AUD	AUD	37,130	15	2.65	02/03/2020	02/03/2035
Subtotal Others currency		37,130
Total as of June 30, 2020		254,183

Subordinated bonds

During the period ended June 30, 2020, there were no subordinated bonds, issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

During the year ended as of December 31, 2019, Banco de Chile issued bonds by an amount of Ch$2,625,176 million, from which corresponds to Short-Term Bonds, Current Bonds and Subordinated Bonds by an amount of Ch$944,413 million, Ch$1,465,406 and Ch$215,357 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	40,937	2.91	04/01/2019	04/04/2019
Wells Fargo Bank	USD	40,264	2.85	17/01/2019	24/04/2019
Citibank N.A.	USD	33,598	2.80	22/01/2019	22/04/2019
Citibank N.A.	USD	53,250	2.67	04/04/2019	02/07/2019
Citibank N.A.	USD	27,886	2.67	09/04/2019	09/08/2019
Citibank N.A.	USD	33,257	2.66	11/04/2019	11/07/2019
Wells Fargo Bank	USD	33,257	2.68	11/04/2019	11/10/2019
Citibank N.A.	USD	33,051	2.66	12/04/2019	22/07/2019
Wells Fargo Bank	USD	3,966	2.67	12/04/2019	12/09/2019
Citibank N.A.	USD	27,184	2.67	29/04/2019	29/10/2019
Wells Fargo Bank	USD	33,838	2.60	30/04/2019	30/07/2019
Citibank N.A.	USD	34,795	2.61	17/05/2019	18/11/2019
Citibank N.A.	USD	34,842	2.59	23/05/2019	22/08/2019
Bank of America	USD	34,208	2.50	21/06/2019	22/08/2019
Wells Fargo Bank	USD	3,421	2.50	24/06/2019	25/07/2019
Citibank N.A.	USD	547	2.40	24/06/2019	15/10/2019
Citibank N.A.	USD	13,620	2.50	25/06/2019	05/08/2019
Citibank N.A.	USD	13,575	2.51	28/06/2019	01/08/2019
Citibank N.A.	USD	34,070	2.38	11/07/2019	09/10/2019
Citibank N.A.	USD	29,883	2.25	09/08/2019	12/11/2019
Wells Fargo Bank	USD	3,525	2.03	13/08/2019	08/05/2020
Citibank N.A.	USD	35,676	2.20	22/08/2019	21/11/2019
Wells Fargo Bank	USD	21,350	2.20	10/09/2019	09/12/2019
Wells Fargo Bank	USD	7,117	2.20	11/09/2019	16/12/2019
Wells Fargo Bank	USD	28,466	2.20	11/09/2019	10/12/2019
Citibank N.A.	USD	15,799	2.10	07/10/2019	07/01/2020
Citibank N.A.	USD	36,206	2.07	09/10/2019	09/01/2020
Citibank N.A.	USD	36,212	2.00	24/10/2019	29/01/2020
Bank of America	USD	36,212	2.00	24/10/2019	24/01/2020
Citibank N.A.	USD	18,200	2.00	25/10/2019	03/02/2020
Citibank N.A.	USD	31,819	1.91	04/11/2019	13/01/2020
Citibank N.A.	USD	31,239	1.97	12/11/2019	12/02/2020
Citibank N.A.	USD	4,554	2.05	22/11/2019	07/08/2020
Citibank N.A.	USD	7,989	2.05	22/11/2019	07/08/2020
Citibank N.A.	USD	18,750	2.07	04/12/2019	07/08/2020
Citibank N.A.	USD	23,268	2.05	09/12/2019	09/04/2020
Wells Fargo Bank	USD	3,877	2.04	09/12/2019	05/06/2020
Wells Fargo Bank	USD	15,395	2.04	11/12/2019	27/03/2020
Citibank N.A.	USD	1,792	2.03	30/12/2019	20/07/2020
Wells Fargo Bank	USD	7,518	2.10	30/12/2019	15/12/2020
Total as of December 31, 2019		944,413

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEC0817	UF	83,470	5	1.55	30/01/2019	30/01/2024
BCHIED1117	UF	41,711	5	1.54	14/03/2019	14/03/2024
BCHIED1117	UF	5,587	5	1.45	19/03/2019	19/03/2024
BCHIED1117	UF	36,317	5	1.45	20/03/2019	20/03/2024
BCHIDW1017	UF	84,359	2	0.93	09/05/2019	09/05/2021
BCHIDW1017	UF	57,091	2	0.57	24/06/2019	24/06/2021
BCHIEH0917	UF	58,867	7	1.04	01/07/2019	01/07/2026
BCHIEB1117	UF	86,682	4	0.83	01/07/2019	01/07/2023
BCHIEH0917	UF	29,514	7	1.00	02/07/2019	02/07/2026
BCHIEI1117	UF	60,697	7	0.66	19/07/2019	19/07/2026
BCHIEI1117	UF	22,063	7	0.51	30/07/2019	30/07/2026
BCHIEI1117	UF	8,613	7	0.45	01/08/2019	01/08/2026
BCHICC0815	UF	71,703	12	0.54	05/08/2019	05/08/2031
BCHICA1015	UF	71,221	11	0.54	05/08/2019	05/08/2030
BCHICB1215	UF	14,496	11	0.44	07/08/2019	07/08/2030
BCHIEI1117	UF	7,764	7	0.30	07/08/2019	07/08/2026
BCHIEI1117	UF	20,212	7	0.28	08/08/2019	08/08/2026
BCHICB1215	UF	57,926	11	0.45	08/08/2019	08/08/2030
BCHIEI1117	UF	3,108	7	0.29	08/08/2019	08/08/2026
BCHIBV1015	UF	71,063	10	0.37	20/08/2019	20/08/2029
BCHIEV1117	UF	132,366	10	0.34	05/09/2019	05/09/2029
BCHIEK1117	UF	117,493	13	1.38	11/12/2019	11/12/2032
Subtotal UF		1,142,323

BONO JPY	JPY	63,041	20	1.00	14/05/2019	14/05/2039
BONO HKD	HKD	32,725	12	2.90	19/07/2019	19/07/2031
BONO AUD	AUD	36,519	20	3.50	28/08/2019	28/08/2039
BONO PEN	PEN	29,969	15	5.40	04/09/2019	04/09/2034
BONO AUD	AUD	24,547	15	3.13	09/09/2019	09/09/2034
BONO NOK	NOK	60,951	10	3.50	07/11/2019	07/11/2029
BONO AUD	AUD	39,067	20	3.55	11/11/2019	11/11/2039
BONO JPY	JPY	36,264	10	1.00	19/11/2019	19/11/2029
Subtotal Others currency		323,083
Total as of December 31, 2019		1,465,406

Subordinated bonds

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

UCHI-J1111	UF	61,471	23	1.05	20/08/2019	20/08/2042
UCHI-J1111	UF	65,973	23	1.04	20/08/2019	20/08/2042
UCHI-J1111	UF	48,799	23	0.99	21/08/2019	21/08/2042
UCHI-I1111	UF	39,114	21	0.96	24/09/2019	24/09/2040
Total as of December 31, 2019		215,357

During the period, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

23.	Other Financial Obligations:

At the end of each period, this item is composed as follows:

	June	December
	2020	2019
	MCh$	MCh$

Other Chilean obligations	93,782	138,575
Public sector obligations	6,296	17,654
Total	100,078	156,229

24.	Provisions:

(a)	At the end of each period, this item is composed as follows:

	June	December
	2020	2019
	MCh$	MCh$

Provisions for minimum dividends (*)	119,099	300,461
Provisions for personnel benefits and payroll expenses	84,221	109,075
Provisions for contingent loan risks	68,551	57,042
Provisions for contingencies:
Additional loan provisions (**)	283,252	213,252
Country risk provisions	10,976	4,332
Other provisions for contingencies	484	501
Total	566,583	684,663

(*)	See Note No. 27 letter (c).

(**)	As of June 30, 2020, Ch$70,000 million have been established for additional provisions. See Note No. 24 letter (b).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(b)	The following table shows the changes in provisions and accrued expenses during the periods 2020 and 2019:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	305,409	92,579	55,530	213,252	3,349	670,119
Provisions established	148,510	37,971	2,670	—	7,121	196,272
Provisions used	(305,409)	(54,054)	—	—	—	(359,463)
Provisions released	—	—	—	—	—	—
Balances as of June 30, 2019	148,510	76,496	58,200	213,252	10,470	506,928
Provisions established	151,951	55,387	—	—	—	207,338
Provisions used	—	(22,808)	—	—	—	(22,808)
Provisions released	—	—	(1,158)	—	(5,637)	(6,795)
Balances as of December 31, 2019	300,461	109,075	57,042	213,252	4,833	684,663
Provisions established	119,099	35,076	11,509	70,000	6,644	242,328
Provisions used	(300,461)	(59,930)	—	—	—	(360,391)
Provisions released	—	—	—	—	(17)	(17)
Balances as of June 30, 2020	119,099	84,221	68,551	283,252	11,460	566,583

(c)	Provisions for personnel benefits and payroll:

	June	December
	2020	2019
	MCh$	MCh$

Staff accrued vacation provision	28,736	27,609
Provisions for performance bonuses	28,653	51,051
Staff severance indemnities	7,416	7,566
Other personnel benefits provision	19,416	22,849
Total	84,221	109,075

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(d)	Staff severance indemnities:

(i)	Changes in the staff severance indemnities:

	June	June
	2020	2019
	MCh$	MCh$

Present value of the obligations at the beginning of the period	7,566	7,754
Increase in provision	212	127
Benefit paid	(453)	(373)
Effect of change in actuarial factors	91	186
Total	7,416	7,694

(ii)	Net benefits expenses:

	June	June
	2020	2019
	MCh$	MCh$

Increase (Decrease) in provisions	48	(125)
Interest cost of benefits obligations	164	252
Effect of change in actuarial factors	91	186
Net benefit expenses	303	313

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	June 30, 2020	December 31, 2019
	%	%

Discount rate	2.31	3.17
Salary increase rate	4.04	4.42
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the second quarter of 2020.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(e)	Changes in compliance bonuses provision:

	June	June
	2020	2019
	MCh$	MCh$

Balances as of January 1	51,051	47,797
Net provisions established	18,324	15,900
Provisions used	(40,722)	(37,517)
Total	28,653	26,180

(f)	Changes in staff accrued vacation provision:

	June	June
	2020	2019
	MCh$	MCh$

Balances as of January 1	27,609	26,855
Net provisions established	3,635	3,411
Provisions used	(2,508)	(3,350)
Total	28,736	26,916

(g)	Employee benefits share-based provision:

As of June 30, 2020 and 2019, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)	Contingent loan provisions:

As of June 30, 2020 the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$68,551 million (Ch$57,042 million at December 2019). See Note No. 26 letter (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

25.	Other Liabilities:

At the end of each period, this item is composed as follows:

	June	December
	2020	2019
	MCh$	MCh$

Accounts and notes payable	264,772	231,465
Income received in advance (*)	85,629	125,418
Dividends payable	5,241	1,443

Other liabilities
Documents intermediated (**)	89,727	80,190
Securities unliquidated	81,443	135,547
Cobranding	32,157	30,186
VAT debit	13,497	16,354
Insurance payments	2,047	1,157
Outstanding transactions	723	792
Others	30,647	20,946
Total	605,883	643,498

(*)	In relation to the Strategic Alliance Framework Agreement, on June 4, 2019, Banco de Chile received the payment from the Insurance Companies for an amount of Ch$149,061 million, which was recorded according to IFRS 15. The related income is recognized over time, depending on compliance with the associated performance obligation.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments:

(a)	Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	June	December
	2020	2019
	MCh$	MCh$
Contingent loans
Guarantees and sureties	254,612	280,838
Confirmed foreign letters of credit	96,329	94,673
Issued letters of credit	320,141	316,916
Bank guarantees	2,158,375	2,283,390
Freely disposition credit lines	8,175,873	7,870,260
Other credit commitments	147,294	155,163

Transactions on behalf of third parties
Documents in collections	122,795	144,043
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	20,195	6,418
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	89,852	73,140
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	2,595,427	2,677,353
Securities held in safe custody in other entities	16,066,105	18,719,297
Total	30,046,998	32,621,491

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of June 30, 2020 the Bank maintain provisions for judicial contingencies amounting to Ch$220 million (Ch$237 million as of December 2019), which are part of the item “Provisions” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of June 30, 2020
	2020	2021	2022	2023	2024	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	—	43	10	—	167	220

(b.2)	Contingencies for significant lawsuits in courts:

As of June 30, 2020 and December 31, 2019 there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 3,748,100, maturing January 8, 2021 (UF 3,090,000, maturing on January 10, 2020 as of December 2019). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 847,000.

As of June 30, 2020 and December 31, 2019 the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article No. 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros, that matures April 22, 2022, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	June	December
	2020	2019
Guarantees:	MCh$	MCh$
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	29,217	85,302
Electronic Chilean Securities Exchange, Stock Exchange	8,388	6,843

Fixed income securities to guarantee CCLV system, Santiago Securities Exchange, Stock Exchange	10,000	7,985
Shares delivered to guarantee equity lending, Santiago Securities Exchange, Stock Exchange	641	382
Total	48,246	100,512

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

ii.	In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires April 2, 2021, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

According to disposition of Chilean Central Bank, it provided a bank guarantee N°9571-2 corresponding to UF 10,500, with purposes to comply with the requirements of the SOMA contract (Contract for Service of System Open Market Operations) of the Chilean Central Bank. This bank guarantee is readjustable in UF to fixed term, non-endorsable and has a maturity date of July 22, 2020.

It also provided a bank guarantee No. 3610198 in the amount of UF 253,800 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 8, 2021.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of June 30, 2020 the entity maintains two insurance policies with effect from April 15, 2020 to April 14, 2021 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil liability policy	60,000

(d)	Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	June	December
	2020	2019
	MCh$	MCh$

Freely disposition credit lines	32,918	31,121
Bank guarantees provision	28,368	22,268
Guarantees and sureties provision	6,646	3,156
Letters of credit provision	562	440
Other credit commitments	57	57
Total	68,551	57,042

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(e)	By Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

27.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of June 30, 2020, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2019), with no par value, subscribed and fully paid.

(ii)	Shares:

(ii.1)	The following table shows the changes in share from December 31, 2018 to June 30, 2020:

Total
Ordinary Shares

Total shares as of December 31, 2018	101,017,081,114

Total shares as of December 31, 2019	101,017,081,114

Total shares as of June 30, 2020	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 26, 2020 it was approved the distribution and payment of dividend No. 208 of Ch$3.47008338564 per share of the Banco de Chile, with charged to the net distributable income for the year 2019. The amount of the dividend paid in year 2020 amounted to Ch$350,538 million.

At the Bank Ordinary Shareholders’ Meeting held on March 28, 2019 it was approved the distribution and payment of dividend No. 207 of Ch$3.52723589646 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2018. The amount of the dividend paid in year 2019 amounted to Ch$356,311 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the period ended as of June 30, 2020 amounted to Ch$50,087 million.

As indicated, as of June 30, 2020, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$198,498 million (Ch$500,768 million as of December 31, 2019). Consequently, the Bank recorded a provision for minimum dividends under “Provisions” as of June 30, for an amount of Ch$119,099 million (Ch$300,461 million in December 2019), which reflects as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

Accordingly, the basic and diluted earnings per share as of June 30, 2020 and 2019 were determined as follows:

	June	June
	2020	2019
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	248,585	293,663
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	2.46	2.91

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	248,585	293,663
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	2.46	2.91

As of June 30, 2020 and 2019, the Bank does not have instruments that generate dilutive effects.

(e)	Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in equity resulting from changes in fair value due to changes in market factors. During the period 2020 it was made a charge to equity for Ch$45,119 million (charge to equity of Ch$25,344 million in 2019). The income tax effect presented a credit to equity of Ch$12,182 million (credit of Ch$6,843 million in June 2019).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the period 2020, it was made a credit to equity for Ch$5,862 million (credit of Ch$17,677 million during the year 2019). The deferred tax effect meant a charge to equity of Ch$1,581 million (charge to equity of Ch$4,778 million in June 2019).

(f)	Retained earnings from previous years:

During the year 2020, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the 2019 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index occurred between November 2018 and November 2019, amounting to Ch$92,240 million. Additionally, the Board determined to withhold 30% of the remaining liquid income, equivalent to Ch$150,230 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

28.	Interest Revenue and Expenses:

(a)	On the closing date of the Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	June 2020				June 2019
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	344,352	84,488	2,410	431,250	371,881	71,266	4,607	447,754
Consumer loans	289,043	866	3,030	292,939	313,721	747	4,789	319,257
Residential mortgage loans	136,837	124,023	3,344	264,204	146,991	101,318	2,192	250,501
Financial investment	18,239	3,826	—	22,065	18,085	3,119	—	21,204
Repurchase agreements	861	—	—	861	1,310	—	—	1,310
Loans to banks	7,286	—	—	7,286	14,922	—	—	14,922
Other interest and indexation revenue	6,884	1,558	—	8,442	6,707	860	—	7,567
Total	803,502	214,761	8,784	1,027,047	873,617	177,310	11,588	1,062,515

The amount of interest recognized on a received basis for impaired portfolio in the period 2020 amounts to Ch$1,844 million (Ch$2,253 million in June 2019).

(b)	At the each period end, the stock of interest and UF indexation not recognized in incomes is the following:

	June 2020			June 2019
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	10,550	1,262	11,812	8,379	1,090	9,469
Residential mortgage loans	2,166	1,488	3,654	2,419	1,491	3,910
Consumer loans	69	—	69	19	—	19
Total	12,785	2,750	15,535	10,817	2,581	13,398

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

28.	Interest Revenue and Expenses, continued:

(c)	At each period end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	June 2020			June 2019
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	85,259	15,841	101,100	144,532	22,802	167,334
Debt securities issued	110,243	98,074	208,317	103,496	74,207	177,703
Other financial obligations	326	11	337	450	24	474
Repurchase agreements	1,691	—	1,691	3,503	—	3,503
Obligations with banks	16,409	—	16,409	21,825	—	21,825
Demand deposits	208	7,509	7,717	366	4,740	5,106
Lease liabilities	1,391	—	1,391	1,192	—	1,192
Other interest and indexation expenses	612	282	894	36	183	219
Total	216,139	121,717	337,856	275,400	101,956	377,356

(d)	As of June 30, 2020 and 2019, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	June 2020			June 2019
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	474	—	474	386	—	386
Loss from fair value accounting hedges	(7,132)	—	(7,132)	(8,550)	—	(8,550)
Gain from cash flow accounting hedges	41,852	60,368	102,220	153,012	151,699	304,711
Loss from cash flow accounting hedges	(69,400)	(43,668)	(113,068)	(179,594)	(138,926)	(318,520)
Net gain on hedge items	2,210	—	2,210	3,914	—	3,914
Total	(31,996)	16,700	(15,296)	(30,832)	12,773	(18,059)

(e)	At each period end, the summary of interest is as follows:

	June	June
	2020	2019
	MCh$	MCh$

Interest revenue	1,027,047	1,062,515
Interest expense	(337,856)	(377,356)

Subtotal interest income	689,191	685,159

Net gain (loss) from accounting hedges	(15,296)	(18,059)

Total net interest income	673,895	667,100

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

29.	Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statement of Income refers to the following items:

	June	June
	2020	2019
	MCh$	MCh$
Commission income
Debit and credit card services	84,257	93,363
Use of distribution channel and access to customers	48,633	19,377
Investments in mutual funds and others	47,771	49,313
Collections and payments	27,188	27,693
Portfolio management	24,925	23,089
Fees for insurance transactions	16,643	18,343
Guarantees and letters of credit	13,396	12,882
Trading and securities management	11,047	11,953
Brand use agreement	10,102	8,060
Lines of credit and overdrafts	2,308	2,376
Financial advisory services	1,814	1,490
Other commission earned	10,517	11,732
Total commissions income	298,601	279,671

Commission expenses
Fees for card transactions	(39,278)	(47,448)
Interbank transactions	(11,250)	(9,526)
Collections and payments	(2,555)	(3,267)
Securities transactions	(2,399)	(3,134)
Sales force	(88)	(164)
Other commission	(1,052)	(488)
Total commissions expenses	(56,622)	(64,027)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

30.	Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	June	June
	2020	2019
	MCh$	MCh$

Financial assets held-for-trading	46,804	45,282
Sale of available-for-sale instruments	13,751	3,088
Sale of loan portfolios (Note No.12 (e))	186	2,549
Net income on other transactions	144	(103)
Trading derivative	(41,092)	(7,385)
Total	19,793	43,431

31.	Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	June	June
	2020	2019
	MCh$	MCh$

Gain from accounting hedges	118,311	(22,854)
Exchange difference, net	8,813	(1,773)
Indexed foreign currency	(61,931)	57,018
Total	65,193	32,391

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

32.	Provisions for Loan Losses:

The change registered in income during the periods 2020 and 2019 due to provisions, are summarized as follows:

			Loans to customers
	Loans and advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	—	—	(54,342)	(8,178)	—	—	—	—	(54,342)	(8,178)	(10,887)	(1,517)	(65,229)	(9,695)
- Group provisions	—	—	(26,249)	(27,314)	(2,307)	(3,814)	(117,777)	(139,736)	(146,333)	(170,864)	(622)	(1,153)	(146,955)	(172,017)
Provisions established, net	—	—	(80,591)	(35,492)	(2,307)	(3,814)	(117,777)	(139,736)	(200,675)	(179,042)	(11,509)	(2,670)	(212,184)	(181,712)

Provisions released:
- Individual provisions	288	222	—	—	—	—	—	—	—	—	—	—	288	222
- Group provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provisions realeased, net	288	222	—	—	—	—	—	—	—	—	—	—	288	222

Provision, net	288	222	(80,591)	(35,492)	(2,307)	(3,814)	(117,777)	(139,736)	(200,675)	(179,042)	(11,509)	(2,670)	(211,896)	(181,490)

Additional provision	—	—	(70,000)	—	—	—	—	—	(70,000)	—	—	—	(70,000)	—

Recovery of written-off assets	—	—	4,115	5,727	1,703	2,748	11,110	15,900	16,928	24,375	—	—	16,928	24,375

Provision for loan losses, net	288	222	(146,476)	(29,765)	(604)	(1,066)	(106,667)	(123,836)	(253,747)	(154,667)	(11,509)	(2,670)	(264,968)	(157,115)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

During the period ended June 30, 2020, the CMF has issued specific regulations for the establishment of provisions. See Note No. 3

The detail of the amounts presented in the Interim Consolidated Statement of Cash Flow is as follows:

	June	June
	2020	2019
	MCh$	MCh$

Allowances established of loans to customer and loans and advances to banks	(200,675)	(179,042)
Allowances released of loans to customer and loans and advances to banks	288	222
Total allowances of loans to customer and loans and advances to banks	(200,387)	(178,820)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

33.	Personnel Expenses:

Salaries and personnel expenses during the periods 2020 and 2019 are as follows:

	June	June
	2020	2019
	MCh$	MCh$

Remunerations	129,129	126,997
Bonuses and incentives	24,041	30,092
Variable compensation	16,598	17,556
Gratifications	14,610	13,959
Lunch and health benefits	13,997	13,783
Staff severance indemnities	4,900	15,508
Training expenses	1,179	1,785
Other personnel expenses	9,553	9,247
Total	214,007	228,927

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

34.	Administrative Expenses:

This item is composed as follows:

	June	June
	2020	2019
	MCh$	MCh$
General administrative expenses
Information technology and communications	49,210	42,621
Maintenance and repair of property and equipment	26,848	21,347
External advisory services and professional services fees	7,344	6,906
Office supplies	5,946	5,321
Surveillance and securities transport services	5,410	5,869
Insurance premiums	4,330	2,583
External service of financial information	3,058	2,824
Energy, heating and other utilities	3,039	2,911
Expenses for short-term leases and low value	2,232	3,335
Legal and notary expenses	2,053	1,779
Postal box, mail, postage and home delivery services	2,020	2,897
Donations	1,931	1,239
External service of custody of documentation	1,726	1,592
Other expenses of obligations for lease agreements	1,361	1,363
Representation and travel expenses	1,326	1,779
Other general administrative expenses	9,171	9,261
Subtotal	127,005	113,627

Outsource services
Credit pre-evaluation	6,555	12,421
Data processing	5,485	5,177
External technological developments expenses	5,267	4,202
Certification and technology testing	3,179	3,687
Other	1,635	1,991
Subtotal	22,121	27,478

Board expenses
Board of Directors Compensation	1,342	1,253
Other Board expenses	18	120
Subtotal	1,360	1,373

Marketing expenses
Advertising	13,113	15,994
Subtotal	13,113	15,994

Taxes, payroll taxes and contributions
Contribution to the banking regulator	5,499	5,045
Real estate contributions	1,805	1,422
Patents	645	658
Other taxes	372	726
Subtotal	8,321	7,851
Total	171,920	166,323

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

35.	Depreciation, Amortization and Impairment:

(a)	The amounts corresponding to charges to results for depreciation and amortization during the periods 2020 and 2019, are detailed as follows:

	June	June
	2020	2019
	MCh$	MCh$
Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	14,757	14,681
Depreciation of leased assets (Note No. 16 (d))	13,570	13,891
Amortization of intangibles assets (Note No. 15 (b))	7,785	6,093
Total	36,112	34,665

(b)	As of June 30, 2020 and 2019 the impairment expenses is composed as follows:

	June	June
	2020	2019
	MCh$	MCh$
Impairment
Impairment of property and equipment (Note No. 16 (b))	867	822
Impairment of intangible assets (Note No. 15 (b))	—	—
Impairment of leased assets	—	—
Total	867	822

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

36.	Other Operating Income:

During the periods 2020 and 2019, the Bank and its subsidiaries present other operating income, according to the following:

	June	June
	2020	2019
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	3,597	6,358
Other income	36	15
Subtotal	3,633	6,373

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	17	—
Subtotal	17	—

Other income
Release of provisions and expense recovery	3,322	6,655
Reimbursements for insurance policies	2,804	346
Rental investment properties	2,756	4,310
Recovery from correspondent banks	1,499	1,360
Income from sale leased assets	925	748
Fiduciary and trustee commissions	161	158
Revaluation of prepaid monthly payments	89	420
Foreign trade income	48	41
Tax management income	30	42
Gain on sale of fixed assets	19	43
Credit/debit card income	—	3,245
Others	939	605
Subtotal	12,592	17,973

Total	16,242	24,346

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

37.	Other Operating Expenses:

During the periods 2020 and 2019, the Bank and its subsidiaries present other operating expenses, according to the following:

	June	June
	2020	2019
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	1,898	3,769
Provisions for assets received in lieu of payment	638	784
Maintenance expenses of assets received in lieu of payment	420	663
Subtotal	2,956	5,216

Provisions for contingencies
Country risk provisions	6,644	7,086
Other provisions	—	35
Subtotal	6,644	7,121

Other expenses
Leasings operational expenses	2,957	2,321
Write-offs for operating risks	2,832	2,142
Correspondent banks	857	748
Card administration	834	973
Credit life insurance	708	154
Expenses for charge-off leased assets recoveries	515	269
Contribution to other organisms	330	132
Civil lawsuits	99	52
Others	188	2,658
Subtotal	9,320	9,449

Total	18,920	21,786

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Productive and Services Companies (*)		Investment and Commercial Companies (**)		Individuals (***)		Total
	June	December	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	109,753	174,370	200,412	130,237	11,587	13,563	321,752	318,170
Residential mortgage loans	—	—	—	—	59,224	58,477	59,224	58,477
Consumer loans	—	—	—	—	8,594	9,862	8,594	9,862
Gross loans	109,753	174,370	200,412	130,237	79,405	81,902	389,570	386,509
Allowance for loan losses	(715)	(782)	(457)	(243)	(602)	(889)	(1,774)	(1,914)
Net loans	109,038	173,588	199,955	129,994	78,803	81,013	387,796	384,595

Contingent loans:
Guarantees and sureties	9,490	5,531	10,623	9,470	—	—	20,113	15,001
Letters of credits	—	2,365	—	328	—	—	—	2,693
Foreign letters of credits	—	—	342	—	—	—	342	—
Banks guarantees	36,417	32,650	41,109	43,478	57	57	77,583	76,185
Freely disposition credit lines	52,656	52,916	14,448	14,364	22,907	21,519	90,011	88,799
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	98,563	93,462	66,522	67,640	22,964	21,576	188,049	182,678
Provision for contingencies loans	(207)	(214)	(55)	(52)	(29)	(37)	(291)	(303)
Contingent loans, net	98,356	93,248	66,467	67,588	22,935	21,539	187,758	182,375

Amount covered by guarantee:
Mortgage	35,111	30,807	58,280	57,456	78,417	69,165	171,808	157,428
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	40,983	37,794	12,268	12,921	5,879	5,250	59,130	55,965
Total collateral	76,094	68,601	70,548	70,377	84,296	74,415	230,938	213,393

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties, continued:

(*)	For these effects are considered productive companies, those that meet the following conditions:

i)	They engage in production activities and generate a separate flow of income.

ii)	Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)	Investment companies and commercial include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)	These guarantees mainly correspond to shares and other financial guarantees.

(b)	Other assets and liabilities with related parties:

	June	December
	2020	2019
	MCh$	MCh$
Assets
Cash and due from banks	284,417	99,802
Transactions in the course of collection	54,329	63,969
Financial assets held-for-trading	106	880
Derivative instruments	492,987	495,378
Investment instruments	49,610	12,141
Other assets	62,083	76,548
Total	943,532	748,718

Liabilities
Demand deposits	340,510	227,377
Transactions in the course of payment	82,015	16,202
Obligations under repurchase agreements	7,479	54,030
Savings accounts and time deposits	370,365	396,028
Derivative instruments	515,458	432,669
Borrowings with banks	247,413	292,172
Lease liabilities	11,162	11,888
Other liabilities	66,131	151,335
Total	1,640,533	1,581,701

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(c)	Income and expenses from related party transactions (*):

	June 2020		June 2019
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Interest and revenue expenses	8,688	207	9,851	2,871
Fees and commissions income	31,430	21,034	35,662	31,393
Net Financial Operating Income
Derivative instruments (**)	71,133	90,220	21,297	19,583
Other financial operations	33	—	—	—
Released or established of provision for credit risk	—	374	294	—
Operating expenses	—	71,972	—	68,821
Other income and expenses	233	3	311	18

(*)	This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net gain of Ch$66,485 million as of June 30, 2020 (net gain of Ch$5,518 million as of June 30, 2019).

(d)	Contracts with related parties:

During the period ended June 30, 2020, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description
Sistemas Oracle de Chile S.A	Licensing services, support and implementation of hardware and software.
Canal 13 S.A.	Advertising service
Nexus S.A.	Credit card operation services
Artikos S.A.	Development services for electronic invoicing
Fundación Libertad y Desarrollo	Economic reports
Servipag Ltda.	Collection services
Universidad del Desarrollo	Research projects
Ionix Spa	Technical assistance service and platform support

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(e)	Directors’ remunerations and payments to key management personnel:

	June	June
	2020	2019
	MCh$	MCh$

Personnel remunerations	1,928	1,966
Short-term benefits	3,642	3,037
Severance pay	784	—
Directors’ remunerations and fees (*)	1,342	1,253
Total	7,696	6,256

(*)	It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$7 million (Ch$7 million in June 2019).

Fees paid to the advisors of the Board of Directors amount to Ch$75 million in June 2019, as of June 30, 2020, there is no amount for this concept. The travel and other related expenses amount to Ch$18 million (Ch$45 million in June 2019).

Composition of key personnel:

	No. of executives
	June	June
	2020	2019
Position
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	13	13
Directors Bank and subsidiaries	21	21
Total	41	41

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. This function befall to the Financial Control and Treasury Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold).To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and available for sale. Adjustments for CVA / DVA are carried out only for derivatives.

(v)	Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued Chilean Central Bank and Treasury, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)	Inputs data other than quoted prices that are observable for the asset or liability.

d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	June	December	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019	2020	2019
Financial Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
From the Chilean Government and Central Bank	113,650	93,032	3,324,039	1,030,657	—	—	3,437,689	1,123,689
Other instruments issued in Chile	2,148	3,272	147,059	316,971	20,417	55,094	169,624	375,337
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	372,304	373,329	—	—	—	—	372,304	373,329
Subtotal	488,102	469,633	3,471,098	1,347,628	20,417	55,094	3,979,617	1,872,355
Derivative contracts for trading purposes
Forwards	—	—	967,272	956,632	—	—	967,272	956,632
Swaps	—	—	2,880,615	1,761,952	—	—	2,880,615	1,761,952
Call Options	—	—	4,690	4,961	—	—	4,690	4,961
Put Options	—	—	325	1,076	—	—	325	1,076
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	3,852,902	2,724,621	—	—	3,852,902	2,724,621
Hedge derivative contracts
Fair value hedge (Swap)	—	—	—	32	—	—	—	32
Cash flow hedge (Swap)	—	—	130,415	61,562	—	—	130,415	61,562
Subtotal	—	—	130,415	61,594	—	—	130,415	61,594
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	44,119	66,953	16,364	42,109	—	—	60,483	109,062
Other instruments issued in Chile	—	—	1,386,626	1,221,862	81,367	7,069	1,467,993	1,228,931
Instruments issued abroad	—	—	68,656	19,853	—	—	68,656	19,853
Subtotal	44,119	66,953	1,471,646	1,283,824	81,367	7,069	1,597,132	1,357,846
Total	532,221	536,586	8,926,061	5,417,667	101,784	62,163	9,560,066	6,016,416

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	759,189	673,630	—	—	759,189	673,630
Swaps	—	—	3,293,525	2,097,024	—	—	3,293,525	2,097,024
Call Options	—	—	1,365	1,529	—	—	1,365	1,529
Put Options	—	—	1,310	2,209	—	—	1,310	2,209
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	4,055,389	2,774,392	—	—	4,055,389	2,774,392
Hedge derivative contracts
Fair value hedge (Swap)	—	—	12,317	9,286	—	—	12,317	9,286
Cash flow hedge (Swap)	—	—	44,022	34,443	—	—	44,022	34,443
Subtotal	—	—	56,339	43,729	—	—	56,339	43,729
Total	—	—	4,111,728	2,818,121	—	—	4,111,728	2,818,121

(1)	As of June 30, 2020, 99% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the Financial Statements:

	June 2020
	Balance as of January 1, 2020	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of June 30, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	55,094	(873)	—	49,391	(83,195)	—	—	20,417
Subtotal	55,094	(873)	—	49,391	(83,195)	—	—	20,417

Available-for-Sale Instruments:
Other instruments issued in Chile	7,069	444	(63)	66,204	(19,672)	27,385	—	81,367
Subtotal	7,069	444	(63)	66,204	(19,672)	27,385	—	81,367

Total	62,163	(429)	(63)	115,595	(102,867)	27,385	—	101,784

	December 2019
	Balance as of January 1, 2019	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	20,866	(38)	—	48,017	(26,504)	13,368	(615)	55,094
Subtotal	20,866	(38)	—	48,017	(26,504)	13,368	(615)	55,094

Available-for-Sale Instruments:
Other instruments issued in Chile	23,021	968	(517)	—	(18,177)	1,774	—	7,069
Subtotal	23,021	968	(517)	—	(18,177)	1,774	—	7,069

Total	43,887	930	(517)	48,017	(44,681)	15,142	(615)	62,163

(1)	Recorded in income under item “Net financial operating income”.
(2)	Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of June 30, 2020		As of December 31, 2019
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	20,417	(5)	55,094	(466)
Subtotal	20,417	(5)	55,094	(466)
Available-for- Sale Instruments
Other instruments issued in Chile	81,367	(1,471)	7,069	(86)
Subtotal	81,367	(1,471)	7,069	(86)

Total	101,784	(1,476)	62,163	(552)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds (associated with national issuers as of December 31, 2019 and June 30, 2020) it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered a reasonable move taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	June	December	June	December
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,247,451	2,392,166	2,247,451	2,392,166
Transactions in the course of collection	501,348	584,672	501,348	584,672
Investments under resale agreements	47,878	142,329	47,878	142,329
Subtotal	2,796,677	3,119,167	2,796,677	3,119,167
Loans and advances to banks
Domestic banks	—	149,953	—	149,953
Central Bank of Chile	1,700,000	630,053	1,700,000	630,053
Foreign banks	240,990	359,427	239,833	358,542
Subtotal	1,940,990	1,139,433	1,939,833	1,138,548
Loans to customers, net
Commercial loans	17,085,521	15,956,336	17,125,294	15,988,330
Residential mortgage loans	9,178,193	9,175,014	9,706,731	9,888,506
Consumer loans	3,898,331	4,202,702	3,993,538	4,215,509
Subtotal	30,162,045	29,334,052	30,825,563	30,092,345
Total	34,899,712	33,592,652	35,562,073	34,350,060

Liabilities
Current accounts and other demand deposits	13,128,551	11,326,133	13,128,551	11,326,133
Transactions in the course of payment	526,963	352,121	526,963	352,121
Obligations under repurchase agreements	238,508	308,734	238,508	308,734
Savings accounts and time deposits	9,687,722	10,856,618	9,682,356	10,795,125
Borrowings from banks	4,313,057	1,563,277	4,078,857	1,555,129
Other financial obligations	100,078	156,229	100,751	160,361
Subtotal	27,994,879	24,563,112	27,755,986	24,497,603
Debt Issued
Letters of credit for residential purposes	8,402	10,229	9,160	11,081
Letters of credit for general purposes	411	669	448	725
Bonds	8,255,091	7,912,621	8,897,374	8,340,272
Subordinate bonds	888,602	889,895	1,043,207	1,004,621
Subtotal	9,152,506	8,813,414	9,950,189	9,356,699
Total	37,147,385	33,376,526	37,706,175	33,854,302

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial assets and liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of June 30, 2020 and December 31, 2019:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	June	December	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,247,451	2,392,166	—	—	—	—	2,247,451	2,392,166
Transactions in the course of collection	501,348	584,672	—	—	—	—	501,348	584,672
Investments under resale agreements	47,878	142,329	—	—	—	—	47,878	142,329
Subtotal	2,796,677	3,119,167	—	—	—	—	2,796,677	3,119,167
Loans and advances to banks
Domestic banks	—	149,953	—	—	—	—	—	149,953
Central Bank	1,700,000	630,053	—	—	—	—	1,700,000	630,053
Foreign banks	—	—	—	—	239,833	358,542	239,833	358,542
Subtotal	1,700,000	780,006	—	—	239,833	358,542	1,939,833	1,138,548
Loans to customers, net
Commercial loans	—	—	—	—	17,125,294	15,988,330	17,125,294	15,988,330
Residential mortgage loans	—	—	—	—	9,706,731	9,888,506	9,706,731	9,888,506
Consumer loans	—	—	—	—	3,993,538	4,215,509	3,993,538	4,215,509
Subtotal	—	—	—	—	30,825,563	30,092,345	30,825,563	30,092,345
Total	4,496,677	3,899,173	—	—	31,065,396	30,450,887	35,562,073	34,350,060

Liabilities
Current accounts and other demand deposits	13,128,551	11,326,133	—	—	—	—	13,128,551	11,326,133
Transactions in the course of payment	526,963	352,121	—	—	—	—	526,963	352,121
Obligations under repurchase agreements	238,508	308,734	—	—	—	—	238,508	308,734
Savings accounts and time deposits	—	—	—	—	9,682,356	10,795,125	9,682,356	10,795,125
Borrowings from banks	—	—	—	—	4,078,857	1,555,129	4,078,857	1,555,129
Other financial obligations	—	—	—	—	100,751	160,361	100,751	160,361
Subtotal	13,894,022	11,986,988	—	—	13,861,964	12,510,615	27,755,986	24,497,603
Debt Issued
Letters of credit for residential purposes	—	—	9,160	11,081	—	—	9,160	11,081
Letters of credit for general purposes	—	—	448	725	—	—	448	725
Bonds	—	—	8,897,374	8,340,272	—	—	8,897,374	8,340,272
Subordinated bonds	—	—	—	—	1,043,207	1,004,621	1,043,207	1,004,621
Subtotal	—	—	8,906,982	8,352,078	1,043,207	1,004,621	9,950,189	9,356,699
Total	13,894,022	11,986,988	8,906,982	8,352,078	14,905,171	13,515,236	37,706,175	33,854,302

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:

- Cash and deposits in banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Investments under resale agreements	- Obligations under repurchase agreements
- Loans and advance to domestic banks

•	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	June	December	June	December	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	3,983,317	2,786,215	(1,076,331)	(952,762)	(2,175,285)	(1,161,208)	(116,178)	(43,337)	615,523	628,908

Derivative financial liabilities	4,111,728	2,818,121	(1,076,331)	(952,762)	(2,175,285)	(1,161,208)	(486,071)	(418,988)	374,041	285,163

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of June 30, 2020 and December 31, 2019, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	As of June 30, 2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	2,247,451	—	—	2,247,451	—	—	—	—	2,247,451
Transactions in the course of collection	501,348	—	—	501,348	—	—	—	—	501,348
Financial Assets held-for-trading	3,979,617	—	—	3,979,617	—	—	—	—	3,979,617
Investments under resale agreements	15,653	24,528	7,697	47,878	—	—	—	—	47,878
Derivative instruments	246,137	325,002	655,880	1,227,019	859,192	609,443	1,287,663	2,756,298	3,983,317
Loans and advances to banks (*)	1,794,560	6,934	139,966	1,941,460	—	—	—	—	1,941,460
Loans to customers (*)	3,587,467	2,341,531	5,541,033	11,470,031	6,653,765	3,578,479	9,139,044	19,371,288	30,841,319
Financial assets available-for-sale	168,912	241,828	736,189	1,146,929	130,663	46,508	273,032	450,203	1,597,132
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total financial assets	12,541,145	2,939,823	7,080,765	22,561,733	7,643,620	4,234,430	10,699,739	22,577,789	45,139,522

	As of December 31, 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	2,392,166	—	—	2,392,166	—	—	—	—	2,392,166
Transactions in the course of collection	584,672	—	—	584,672	—	—	—	—	584,672
Financial Assets held-for-trading	1,872,355	—	—	1,872,355	—	—	—	—	1,872,355
Investments under resale agreements	102,057	29,393	10,879	142,329	—	—	—	—	142,329
Derivative instruments	158,873	314,446	621,036	1,094,355	543,469	411,470	736,921	1,691,860	2,786,215
Loans and advances to banks (*)	876,119	97,585	166,487	1,140,191	—	—	—	—	1,140,191
Loans to customers (*)	4,161,262	2,340,320	5,685,646	12,187,228	5,624,031	3,198,639	9,009,572	17,832,242	30,019,470
Financial assets available-for-sale	23,786	225,772	779,872	1,029,430	106,930	30,080	191,406	328,416	1,357,846
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total financial assets	10,171,290	3,007,516	7,263,920	20,442,726	6,274,430	3,640,189	9,937,899	19,852,518	40,295,244

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$679,274 million (Ch$685,418 million in December 2019) for loans to customers and Ch$470 million (Ch$758 million in December 2019) for borrowings from financial institutions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities, continued:
	As of June 30, 2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current accounts and other demand deposits	13,128,551	—	—	13,128,551	—	—	—	—	13,128,551
Transactions in the course of payment	526,963	—	—	526,963	—	—	—	—	526,963
Obligations under repurchase agreements	238,203	305	—	238,508	—	—	—	—	238,508
Savings accounts and time deposits (**)	6,260,877	1,706,610	1,148,054	9,115,541	286,270	722	760	287,752	9,403,293
Derivative instruments	253,007	321,878	707,618	1,282,503	939,822	611,473	1,277,930	2,829,225	4,111,728
Borrowings from financial institutions	63,467	312,637	768,510	1,144,614	1,077,740	2,090,703	—	3,168,443	4,313,057
Debt issued:
Mortgage bonds	878	1,209	1,904	3,991	3,183	1,209	430	4,822	8,813
Bonds	360,522	343,659	429,619	1,133,800	1,653,136	1,725,399	3,742,756	7,121,291	8,255,091
Subordinate bonds	3,300	2,578	113,969	119,847	35,539	16,053	717,163	768,755	888,602
Other financial obligations	94,186	615	2,278	97,079	2,543	456	—	2,999	100,078
Lease liabilities	2,369	4,649	20,425	27,443	48,317	22,999	33,371	104,687	132,130
Total financial liabilities	20,932,323	2,694,140	3,192,377	26,818,840	4,046,550	4,469,014	5,772,410	14,287,974	41,106,814

	As of December 31, 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current accounts and other demand deposits	11,326,133	—	—	11,326,133	—	—	—	—	11,326,133
Transactions in the course of payment	352,121	—	—	352,121	—	—	—	—	352,121
Obligations under repurchase agreements	298,711	8,583	1,440	308,734	—	—	—	—	308,734
Savings accounts and time deposits (**)	6,130,583	1,979,110	2,224,778	10,334,471	281,384	492	421	282,297	10,616,768
Derivative instruments	155,991	237,743	616,472	1,010,206	608,516	469,861	729,538	1,807,915	2,818,121
Borrowings from financial institutions	69,711	349,478	1,049,781	1,468,970	94,307	—	—	94,307	1,563,277
Debt issued:
Mortgage bonds	1,102	1,212	2,622	4,936	3,868	1,579	515	5,962	10,898
Bonds	423,966	211,648	413,485	1,049,099	1,460,318	1,746,745	3,656,459	6,863,522	7,912,621
Subordinate bonds	3,041	2,460	115,933	121,434	38,525	18,251	711,685	768,461	889,895
Lease liabilities	140,449	1,436	6,490	148,375	6,383	1,471	—	7,854	156,229
Other financial obligations	2,353	4,776	20,841	27,970	51,571	28,463	38,009	118,043	146,013
Total financial liabilities	18,904,161	2,796,446	4,451,842	26,152,449	2,544,872	2,266,862	5,136,627	9,948,361	36,100,810

(**)	Excludes term saving accounts, which amount to Ch$284,429 million (Ch$239,850 million in December 2019).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

41.	Subsequent Events:

By means of a Letter to Management dated July 17, 2020, the CMF instructed the way in which institutions should consider the effect of the deductible in the computation of provisions of the loans with Fogape Covid-19 guarantee, and the conditions under which can replace the credit risk of the direct debtor with the credit quality of FOGAPE. As of the date of issuance of these financial statements, the Bank is evaluating how to implement the established requirements.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between June 30, 2020 and the date of issuance of these Interim Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer